Exhibit 2.1
Execution Version

AGREEMENT AND PLAN OF MERGER
Dated as of June 15, 2008
by and among
QGF Acquisition Company Inc.,
QGF Merger Sub Inc.
and
Greenfield Online, Inc.

TABLE OF CONTENTS

		Page
ARTICLE I
THE MERGER

Section 1.01	The Merger	1
Section 1.02	Closing	1
Section 1.03	Effective Time	2
Section 1.04	Effects of the Merger	2
Section 1.05	Certificate of Incorporation and Bylaws	2
Section 1.06	Directors and Officers of Sub	2
Section 1.07	Reservation of Right to Revise Transaction	2
Section 1.08	Further Assurances	3

ARTICLE II
EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE
CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

Section 2.01	Effect on Capital Stock	3
Section 2.02	Exchange of Certificates	4
Section 2.03	Stock Options	7

ARTICLE III
REPRESENTATIONS AND WARRANTIES

Section 3.01	Representations and Warranties of the Company	8
Section 3.02	Representations and Warranties of Parent and Sub	27

ARTICLE IV
COVENANTS RELATING TO CONDUCT OF BUSINESS; NO SOLICITATION

Section 4.01	Conduct of Business by the Company	31
Section 4.02	No Solicitation	34

ARTICLE V
ADDITIONAL AGREEMENTS

Section 5.01	Preparation of the Proxy Statement; Stockholders’ Meeting	39
Section 5.02	Access to Information; Confidentiality	40
Section 5.03	Reasonable Best Efforts	40
Section 5.04	Indemnification, Exculpation and Insurance	43
Section 5.05	Fees and Expenses	44
Section 5.06	Public Announcements	46
Section 5.07	Stockholder Litigation	46
Section 5.08	Employee Matters	47
Section 5.09	Financing	48

ARTICLE VI
CONDITIONS PRECEDENT

Section 6.01	Conditions to Each Party’s Obligation to Effect the Merger	50
Section 6.02	Conditions to Obligations of Parent and Sub	51
Section 6.03	Conditions to Obligation of the Company	52

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     AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of June 15, 2008, by and among QGF Acquisition Company Inc., a Delaware corporation (“Parent”), QGF Merger Sub Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Sub”), and Greenfield Online, Inc., a Delaware corporation (the “Company”).
W I T N E S S E T H:
     WHEREAS, the Board of Directors of each of the Company, Sub and Parent has approved and declared advisable, this Agreement and the merger of Sub with and into the Company with the Company continuing as the surviving corporation in the merger (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of common stock, par value $0.0001 per share, of the Company (“Company Common Stock”), other than any Cancelled Shares, Remaining Shares or Dissenting Shares, will be converted into the right to receive $15.50 in cash, without interest (the “Merger Consideration”); and
     WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, the Guarantor (as defined herein) is entering into a guarantee (the “Guarantee”) in favor of the Company with respect to certain of Parent’s obligations under this Agreement;
     WHEREAS, Parent, Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.
     NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and subject to the conditions set forth herein, the parties hereto (intending to be legally bound) hereby agree as follows:
ARTICLE I
THE MERGER
          Section 1.01 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Sub shall be merged with and into the Company at the Effective Time. Following the Effective Time, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and shall succeed to and assume all the rights and obligations of Sub in accordance with the DGCL.
          Section 1.02 Closing. The closing of the Merger (the “Closing”) will take place at 10:00 a.m. on a date to be specified by the parties, which shall be no later than the third Business Day after satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable Law) waiver of those conditions), at the offices of Simpson Thacher & Bartlett LLP, 425

Lexington Avenue, New York, New York, unless another time, date or place is agreed to in writing by Parent and the Company; provided, however, that if all the conditions set forth in Article VI shall no longer be satisfied or (to the extent permitted by applicable Law) waived on such third Business Day, then the Closing shall take place on the first Business Day on which all such conditions shall again have been satisfied or (to the extent permitted by applicable Law) waived unless another time is agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.
          Section 1.03 Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”) executed and acknowledged by the parties in accordance with the relevant provisions of the DGCL and, as soon as practicable on or after the Closing Date, shall make or cause to be made all other filings or recordings required under the DGCL. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or at such later time as Parent and the Company shall agree in writing, and shall specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).
          Section 1.04 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the DGCL.
          Section 1.05 Certificate of Incorporation and Bylaws. The certificate of incorporation of the Company shall be amended as a result of the Merger so as to read in its entirety as the certificate of incorporation of Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be Greenfield Online, Inc. and the provision in the certificate of incorporation of Sub naming its incorporator shall be omitted, and, as so amended, shall be the Surviving Corporation’s certificate of incorporation until thereafter changed or amended as provided therein or by applicable Law. The bylaws of the Company, as in effect as of immediately prior to the Effective Time, shall be amended and restated so as to read in their entirety as the bylaws of Sub as in effect immediately prior to the Effective Time (except the references to Sub’s name shall be replaced by references to Greenfield Online, Inc.) and, as so amended and restated, shall be the Surviving Corporation’s bylaws until thereafter changed or amended as provided therein or by applicable Law.
          Section 1.06 Directors and Officers of Sub. The directors of Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.
          Section 1.07 Reservation of Right to Revise Transaction. If each of Parent and the Company agree in writing, they may change the method of effecting the business combination between the Company and Parent, and each party shall cooperate in such efforts, including to provide for a different form of Merger; provided, however, that no such change shall (a) alter or change the amount and kind of consideration to be received by holders of Company Common Stock, (b) adversely affect the proposed accounting or tax treatment of the Merger to the Company, Parent or their respective stockholders and (c) materially delay receipt of any approval referred to in this Agreement or the consummation of the Merger.
          Section 1.08 Further Assurances. If at any time after the Effective Time the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of either  Sub or the Company, or (b) otherwise to carry out the purposes of this Agreement, the Surviving Corporation and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of either of  Sub and the Company, all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of either  Sub or the Company, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm the Surviving Corporation’s right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of  Sub or the Company and otherwise to carry out the purposes of this Agreement.
ARTICLE II
EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE
CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES
          Section 2.01 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Sub or the holder of any shares of Company Common Stock or any shares of capital stock of Parent or Sub:
               (a) Capital Stock of Sub. Each share of common stock, par value $0.01 per share, of Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall with the Remaining Shares (each of which, if any, shall be converted into and become such number of validly issued, fully paid and nonassessable shares of common stock, par value $0.01 per share, of the Surviving Corporation as shall be necessary to maintain relative ownership percentages) constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing common stock of Sub, if any, shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.
               (b) Cancellation of Treasury Stock and Stock Owned by Parent or Sub. Each share of Company Common Stock that is owned, directly or indirectly, by Parent or Sub immediately prior to the Effective Time, if any, or that is held in treasury by the Company immediately prior to the Effective Time (collectively, the “Cancelled Shares”) shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

               (c) Conversion of Company Common Stock. Subject to Section 2.02(j), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) any shares of Company Common Stock held by any direct or indirect wholly-owned Subsidiary of the Company (the “Remaining Shares”) and (ii) any Cancelled Shares) shall be converted into the right to receive the Merger Consideration. As of the Effective Time, subject to Section 2.02(j), all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration. Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time, (i) the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class, by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, (ii) the Company declares or pays any cash dividend or (iii) the Company declares or pays any non-cash dividends or distributions, then in any such case the Merger Consideration shall be appropriately adjusted to reflect such action; provided, that nothing in this Section 2.01(c) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement. The right of any holder of a share of Company Common Stock to receive the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.02(c) shall be subject to and reduced by the amount of any withholding that is required under applicable tax Law.
          Section 2.02 Exchange of Certificates.
               (a) Paying Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company that is reasonably satisfactory to the Company to act as paying agent (the “Paying Agent”) for the payment of the Merger Consideration and shall use its reasonable best efforts to enter into a paying agent agreement with the Paying Agent. At the Effective Time, Parent shall deposit, or cause the Surviving Corporation to deposit, with the Paying Agent, for the benefit (from and after the Effective Time) of the holders of shares of Company Common Stock, cash in an amount sufficient to pay the aggregate Merger Consideration required to be paid pursuant to Section 2.01(c). All cash deposited with the Paying Agent pursuant to this Section 2.02(a) shall hereinafter be referred to as the “Exchange Fund”.
               (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record whose shares of Company Common Stock were converted into the right to receive the Merger Consideration, (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the certificates that immediately prior to the Effective Time represented shares of Company Common Stock (the “Certificates”) shall pass, only upon proper delivery of the Certificates to the Paying Agent or, in the case of book-entry shares that immediately prior to the Effective Time represented shares of Company Common Stock (“Book-Entry Shares”), upon adherence to the procedures set forth in the letter of transmittal, and shall be in customary form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for the Merger Consideration. Each holder of record of one or more Certificates or Book-Entry Shares shall, upon surrender to the Paying

Agent of such Certificates or Book-Entry Shares, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent, be entitled to receive in exchange therefor the amount of cash to which such holder is entitled pursuant to Section 2.01(c), and the Certificates or Book-Entry Shares so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, payment of the Merger Consideration in accordance with this Section 2.02(b) may be made to a person other than the person in whose name the Certificate or Book-Entry Share so surrendered is registered if such Certificate or Book-Entry Share shall be properly endorsed or otherwise be in proper form for transfer (and accompanied by all documents required to evidence and effect such transfer) and the person requesting such payment shall pay any transfer or other taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of such Certificate or Book-Entry Share. Until surrendered as contemplated by this Section 2.02(b), each Certificate and each Book-Entry Share (other than Certificates or Book-Entry Shares representing Dissenting Shares, Cancelled Shares and Remaining Shares) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration. No interest shall be paid or will accrue on any payment to holders of Certificates or Book-Entry Shares pursuant to the provisions of this Article II.
               (c) Distributions with Respect to Unexchanged Shares. No payment of Merger Consideration shall be paid to any such holder, in each case, until the holder of such Certificate or Book-Entry Share shall have surrendered such Certificate or Book-Entry Share in accordance with this Article II. Following the surrender of any Certificate or Book-Entry Share, there shall be paid to the record holder of the Certificate representing whole shares of Company Common Stock issued in exchange therefor, or to the record holder of the Book-Entry Shares, as applicable, without interest, the Merger Consideration payable in respect therefor in accordance with this Article II.
               (d) No Further Ownership Rights in Company Common Stock. The Merger Consideration paid upon the surrender of Certificates (or affidavits in lieu thereof) or Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificates or Book-Entry Shares. At the close of business on the day on which the Effective Time occurs, the share transfer books of the Company shall be closed, and there shall be no further registration of transfers on the share transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate or Book-Entry Share is presented to the Surviving Corporation or Parent for transfer, it shall be canceled against delivery of the Merger Consideration as provided in this Article II.
               (e) Termination of the Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates or Book-Entry Shares for six months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any holders of the Certificates or Book-Entry Shares who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of their claim for the Merger Consideration in accordance with this Article II.

               (f) No Liability. None of Parent, Sub, the Company, the Surviving Corporation or the Paying Agent or any of their respective Affiliates shall be liable to any person in respect of any Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Book-Entry Share shall not have been surrendered immediately prior to the date on which any Merger Consideration would otherwise escheat to or become the property of any Governmental Entity, any such Merger Consideration shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.
               (g) Investment of Exchange Fund. The Paying Agent shall invest the cash included in the Exchange Fund as directed by Parent. Any interest and other income resulting from such investments shall be payable to the Surviving Corporation or Parent, as Parent directs. If for any reason (including losses) the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made in cash by the Paying Agent hereunder, Parent shall promptly deposit cash into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations. The Exchange Fund shall not be used for any other purpose except as provided in this Agreement.
               (h) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent, the entering into of an indemnity or the posting of a bond as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration pursuant to this Article II.
               (i) Withholding Rights. Parent, the Surviving Corporation or the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Certificates or Book-Entry Shares such amounts as Parent, the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent, the Surviving Corporation or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Certificates or Book-Entry Shares in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Paying Agent.
               (j) Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, any issued and outstanding shares of Company Common Stock held by a Person (a “Dissenting Stockholder”) who has not voted in favor of or consented to the adoption of this Agreement and has properly perfected dissenter’s rights in accordance with the provisions of Section 262 of the DGCL (each, a “Dissenting Share”), if any, shall not be converted into the right to receive the Merger Consideration, but shall become the right to receive such consideration as may be determined to be due to such Dissenting Stockholder to the extent permitted by, and in accordance with the provisions and pursuant to the procedures of, Section 262 of the DGCL; provided, however, that (i) if any Dissenting Stockholder, under the circumstances permitted by and in accordance with the DGCL, affirmatively withdraws such holder’s demand for appraisal of such Dissenting Shares, (ii) if any Dissenting Stockholder fails to establish such holder’s entitlement to dissenters’ rights as provided in the DGCL or (iii) if any Dissenting Stockholder takes or fails to take any action the consequence of which is that such holder is not entitled to payment under Section 262 of the DGCL for such holder’s shares, such holder or holders (as the case may be) shall forfeit the right to appraisal of such shares of Company Common Stock and such shares of Company Common Stock shall thereupon be deemed to have been converted, as of the Effective Time, into and represent the right to receive the Merger Consideration (without interest) payable in respect of such shares of Company Common Stock. At the Effective Time, any holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights set forth in Section 262 of the DGCL and as provided in the previous sentence. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of shares of Company Common Stock, and Parent shall have the right to participate in (and the Company shall provide Parent the opportunity to participate in) all negotiations and proceedings with respect to such demands. The Company shall not settle, make any payments with respect to, or offer to settle, any claim with respect to Dissenting Shares without the prior written consent of Parent.
          Section 2.03 Stock Options.
               (a) Except as otherwise agreed by Parent and the holder thereof, each Company Stock Option that is outstanding immediately prior to the Effective Time (whether or not such Company Stock Option is then exercisable) shall at the Effective Time be cancelled and terminated and converted at the Effective Time into the right to receive a cash payment in an amount equal to the amount, if any, by which the per-share Merger Consideration exceeds the per-share exercise price of such Company Stock Option, multiplied by the number of shares of Company Common Stock then subject to such Company Stock Option which shall not theretofore have been exercised (the “Option Settlement Amount” and for all the Company Stock Options, the “Aggregate Option Settlement Amount”), without interest, and less all required tax withholdings. The Surviving Corporation shall pay the holders of the Company Stock Options the cash payments described in this Section 2.03(a) on or as soon as reasonably practicable after the date on which the Effective Time occurs, but in any event within five Business Days thereafter.
               (b) Prior to the Effective Time, the Company shall deliver to the holders of Company Stock Options appropriate notices setting forth such holders’ rights. Prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, any committee thereof administering the Company Stock Plans) shall adopt such resolutions as may be required to effectuate the provisions of Sections 2.03(a) and 2.03(d).
               (c) For purposes of this Agreement: (i) “Company Stock Option” means any option or right to purchase Company Common Stock under any Company Stock Plan and 611,800 options granted to Albert Angrisani, the Company’s Chief Executive Officer, outside of the Company Stock Plans (the “CEO Option”); and (ii) “Company Stock Plans” means the Company’s Amended and Restated 1999 Stock Option Plan, the Company’s 2004 Equity Incentive Plan and the Company’s 2004 Employee Stock Purchase Plan (the “ESPP”).

               (d) Following the date of this Agreement, participants in the ESPP may not increase their payroll deductions or purchase elections under the ESPP from those in effect on the date of this Agreement. Each participant’s outstanding right to purchase shares of Company Common Stock under the Company’s ESPP shall terminate on the day immediately prior to the day on which the Effective Time occurs, provided that all amounts allocated to each participant’s account under the ESPP as of such date shall thereupon be used to purchase from the Company whole shares of Company Common Stock at the applicable price determined under the terms of the ESPP for the then outstanding offering periods using such date as the final purchase date for each such offering period, and the ESPP shall terminate immediately following such purchases of Company Common Stock. Any amounts remaining in a participant’s account at the time of such termination because the purchase of fractional shares is not permitted will be refunded to the participant.
               (e) Parent, the Surviving Corporation or the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Stock Options such amounts as Parent, the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent, the Surviving Corporation or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Stock Options in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Paying Agent.
ARTICLE III
REPRESENTATIONS AND WARRANTIES
          Section 3.01 Representations and Warranties of the Company. Except (i) as disclosed in, and reasonably apparent from, the Company SEC Documents filed with or furnished to the SEC by the Company and publicly available prior to the date of this Agreement (“Filed Company SEC Documents”) and only as and to the extent disclosed therein (other than any forward-looking disclosures set forth in any risk factor section, any disclosures in any section relating to forward-looking statements and any other disclosures included therein to the extent they are primarily predictive, cautionary or forward-looking in nature) (provided that, in no event shall any disclosure in any Filed Company SEC Documents qualify or limit the representations and warranties of the Company set forth in Section 3.01(c) or (d) of this Agreement), or (ii) as set forth in the disclosure schedule (with specific reference to the particular Section or subsection of this Agreement to which the information set forth in such disclosure schedule relates, provided that the listing of an item on one Schedule shall be deemed to be a listing on each other Schedule and to apply to any other representation and warranty of the Company in this Agreement to the extent that it is reasonably apparent from a reading of such disclosure item that it would also qualify or apply to such other Schedule, representation or warranty) delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and Sub as follows:

               (a) Organization, Standing and Corporate Power. Each of the Company and its Subsidiaries is duly organized, and is validly existing and in good standing under the Laws of the jurisdiction of its incorporation or formation, as the case may be. Each of the Company and its Subsidiaries has all requisite corporate, partnership or similar power and authority and possesses all governmental licenses, permits, authorizations and approvals necessary to enable it to use its corporate or other name and to own, lease or otherwise hold and operate its properties and other assets and to carry on its business as currently conducted, except where the failure to have such power, authority, licenses, permits, authorizations and approvals would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each other jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification, licensing or good standing necessary, other than in such other jurisdictions where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. The Company has made available to Parent, prior to the execution of this Agreement, true, complete and accurate copies of the Company’s certificate of incorporation (the “Company Certificate”) and bylaws (the “Company Bylaws”), and the comparable organizational documents of each of its Subsidiaries, in each case as amended to, and in effect on, the date of this Agreement.
               (b) Subsidiaries. Section 3.01(b) of the Company Disclosure Schedule lists, as of the date of this Agreement, each direct and indirect Subsidiary of the Company (including its jurisdiction of incorporation or formation). Except as set forth on Section 3.01(b) of the Company Disclosure Schedule, all of the outstanding capital stock of, or other equity interests in, each Subsidiary of the Company, is directly or indirectly owned by the Company. All the issued and outstanding shares of capital stock of, or other equity interests in, each such Subsidiary of the Company have been duly authorized, validly issued and are fully paid and nonassessable and are owned directly or indirectly by the Company free and clear of all pledges, liens, charges, encumbrances or security interests of any kind or nature whatsoever (collectively, “Liens”), other than Liens imposed by or arising under applicable Law or which are not material, and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity interests. Except for the capital stock of, or voting securities or equity interests in, its Subsidiaries, the Company does not own, directly or indirectly, as of the date of this Agreement, any capital stock of, or other voting securities or equity interests in, any corporation, partnership, joint venture, association or other entity, or any options, warrants, rights or securities convertible, exchangeable or exercisable therefor. There are no bonds, debentures, notes or other indebtedness of the Company’s Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters upon which Subsidiary equityholders may vote. Except as set forth on Section 3.01(b) of the Company Disclosure Schedule and capital stock held by the Company or a wholly-owned Subsidiary of the Company, there are not issued, reserved for issuance or outstanding (i) any shares of capital stock or other voting securities or equity interests of any Subsidiary, (ii) any securities of any Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or equity interests of such Subsidiary, (iii) any warrants, calls, options or other rights to acquire, and no obligation to issue, any capital stock, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or voting securities of any Subsidiary and (iv) there are not any outstanding obligations to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. Neither the Company nor any of its Subsidiaries is a party to any voting Contract with respect to the voting of any such securities. There are no outstanding obligations to repurchase, redeem or otherwise acquire any such outstanding securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities.
               (c) Capital Structure. The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, par value $0.0001 per share (“Company Preferred Stock”).  At the close of business on May 15, 2008 (the “Capitalization Date”), (i) 26,321,422 shares of Company Common Stock were issued and outstanding, (ii) options to purchase 193,094 shares of Company Common Stock were outstanding under the Company’s Amended and Restated 1999 Stock Option Plan (the “Option Plan”), such options having a weighted average exercise price of $12.26, (iii) options to purchase 2,944,402 shares of Company Common Stock were outstanding under the Company’s 2004 Equity Incentive Plan (the “Incentive Plan”), such options having a weighted average exercise price of $11.85 (iv) options to purchase 611,800 shares of Company Common Stock under the CEO Option were outstanding, such options having a weighted average exercise price of $5.31, (v) no shares of Company Preferred Stock were issued or outstanding, (vi) 9,643 shares of Company Common Stock were held by the Company in its treasury and (vii) no shares of Company Common Stock were owned by any Subsidiary of the Company.  At the close of business on the Capitalization Date, 23,054 shares of Company Common Stock were reserved for issuance for future grants under the Option Plan, 362,570 shares of Company Common Stock were reserved for issuance for future grants under the Incentive Plan and 191,127 shares of Company Common Stock were reserved for issuance under the ESPP.  Except as set forth above in this Section 3.01(c), at the close of business on the Capitalization Date, no shares of capital stock or other voting securities or equity interests of the Company were issued, reserved for issuance or outstanding.  There are no outstanding stock appreciation rights, “phantom” stock rights, restricted stock units, performance units, rights to receive shares of Company Common Stock on a deferred basis or other rights (other than Company Stock Options) that are linked to the value of Company Common Stock (collectively, “Company Stock- Based Awards”).  All Company Stock Options and awards of restricted stock under the Option Plan and Incentive Plan are evidenced by stock option agreements, restricted stock purchase agreements or other award agreements.  All outstanding shares of capital stock of the Company are, and all shares which may be issued pursuant to the Company Stock Options will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.  There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote.  Except as set forth above in this Section 3.01(c) and for issuances of shares of Company Common Stock pursuant to the Company Stock Options set forth above in this Section 3.01(c), (A) there are not issued, reserved for issuance or outstanding (1) any shares of capital stock or other voting securities or equity interests of the Company, (2) any securities of the Company convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or equity interests of the Company, (3) any warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, and no obligation of the Company or any of its Subsidiaries to issue, any capital stock, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or voting securities of the Company or (4) any Company

Stock-Based Awards and (B) there are not any outstanding obligations to repurchase, redeem or otherwise acquire any such shares of capital stock, equity interests or other securities or to register, issue, deliver or sell, or cause to be issued, delivered or sold, any such shares of capital stock, equity interests or other securities.  Neither the Company nor any of its Subsidiaries is a party to any voting Contract with respect to the voting of any such securities.  Section 3.01(c) of the Company Disclosure Schedule lists, as of the date of this Agreement, each outstanding Company Stock Option and the exercise price thereof.
               (d) Authority; Noncontravention. The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Stockholder Approval (as defined in Section 3.01(q)), to perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the performance and consummation by the Company of the Merger and the other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement, subject, in the case of the performance of this Agreement and the consummation of the Merger, to the obtaining of the Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity. The Board of Directors of the Company, at a meeting duly called and held, duly adopted resolutions (i) approving and declaring advisable this Agreement, the Merger and the other transactions contemplated by this Agreement, (ii) declaring and recommending to its stockholders that it is advisable and in the best interests of the Company and the stockholders of the Company that the Company enter into this Agreement and consummate the Merger and the other transactions contemplated by this Agreement on the terms and subject to the conditions set forth in this Agreement, and (iii) recommending that the stockholders of the Company adopt this Agreement, which resolutions, as of the date of this Agreement, have not been subsequently rescinded, modified or withdrawn in any way (the “Company Board Recommendation”). The execution, delivery and performance of this Agreement by the Company do not, and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement and compliance by the Company with the provisions of this Agreement will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, require consent under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or other assets of the Company or any of its Subsidiaries under, (A) the Company Certificate or the Company Bylaws or the comparable organizational documents of any of its Subsidiaries, (B) any loan or credit agreement, bond, debenture, note, mortgage, indenture, lease, supply agreement, license agreement, development agreement or other contract, agreement, obligation, commitment or instrument that is intended by the Company or any of its Subsidiaries to be legally binding, (each, including all amendments thereto, a “Contract”), to which the Company or any of its Subsidiaries is a party or any of their respective properties or other assets is subject or (C) subject to the obtaining of the Stockholder Approval and the governmental filings and other matters referred to in the following sentence, any (1) federal, state, local, provincial or foreign statute, law, ordinance, rule or regulation (each, a “Law”) applicable to the Company or any of its Subsidiaries or their respective properties or other assets or (2) order, writ, injunction, decree, judgment or stipulation (each, an “Order”) applicable to the Company or any of its Subsidiaries or their respective properties or other assets, other than, in the case of clauses (B) and (C), any such conflicts, violations, breaches, defaults, consents, rights of termination, cancellation, modification or acceleration, losses or Liens that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or prevent or materially impede, interfere with, hinder or delay the consummation of the Merger and the other transactions contemplated by this Agreement. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration, notice to or filing with, any federal, state, local or foreign government, any court, administrative, regulatory or other governmental agency, commission or authority or any organized securities exchange (each, a “Governmental Entity”) is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation of the Merger or the other transactions contemplated by this Agreement, except for (i) (A) the filing of a premerger notification and report form by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) and the termination of the waiting period required thereunder and (B) any required non-U.S. antitrust or competition law approvals or filings, (ii) the filing with the Securities and Exchange Commission (the “SEC”) of (A) a proxy statement relating to the adoption by the stockholders of the Company of this Agreement (as amended or supplemented from time to time, the “Proxy Statement”) and (B) such reports under the Securities Exchange Act of 1934, as amended (including the rules and regulations promulgated thereunder, the “Exchange Act”), as may be required in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company or any of its Subsidiaries is qualified to do business, (iv) any filings with and approvals of the Nasdaq Global Market and (v) such other consents, approvals, orders, authorizations, actions, registrations, declarations, notices and filings the failure of which to be obtained or made, individually or in the aggregate, would not (A) reasonably be expected to have a Material Adverse Effect or (B) prevent or materially impede, interfere with, hinder or delay the consummation of the transactions contemplated by this Agreement.
               (e) Company SEC Documents.
               (i) The Company has filed with or furnished to the SEC, on a timely basis, all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be filed or furnished by the Company since January 1, 2005 (such documents, together with any documents filed during such period by the Company with the SEC on a voluntary basis on Current Reports on Form 8-K, the “Company SEC Documents”). As of their respective filing dates, or, if revised, amended, supplemented or superseded by a later-filed Company SEC Document filed prior to the date of this Agreement, as of the date of filing of the last such revision, amendment, supplement or superseding filing, the Company SEC Documents complied in all material respects with, to the extent in effect at the time of filing, the requirements of the Securities Act of 1933, as amended (including the rules and regulations promulgated thereunder, the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder, “SOX”) applicable to such Company SEC Documents, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company SEC Documents (as revised, amended, supplemented or superseded by a later-filed Company SEC Document) contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, which individually or in the aggregate would require an amendment, supplement or corrective filing to such Company SEC Documents. Each of the financial statements (including the related notes) of the Company included in the Company SEC Documents complied at the time it was filed as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of filing, had been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) (except as otherwise noted therein and, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) other than (i) liabilities or obligations reflected or reserved against on the balance sheet of the Company and its Subsidiaries as of March 31, 2008 included in the Filed Company SEC Documents (including the notes thereto, the “Most Recent Balance Sheet”), (ii) liabilities or obligations incurred after March 31, 2008 in the ordinary course of business, (iii) liabilities or obligations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect or (iv) liabilities set forth in Section 3.01(e)(i) of the Company Disclosure Schedule that were in existence as of the date of the Most Recent Balance Sheet and not required by GAAP to be reflected on or reserved for in the Most Recent Balance Sheet. None of the Subsidiaries of the Company are, or have at any time been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.
               (ii) The Company has made available to Parent correct and complete copies of all material correspondence between the SEC, on the one hand, and the Company and any of its Subsidiaries, on the other hand, occurring from January 1, 2005 through the date of this Agreement and, except as set forth in Section 3.01(e)(ii) of the Company Disclosure Schedule, (A) as of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Company SEC Documents and (B) to the Knowledge of the Company, as of the date of this Agreement, none of the Company SEC Documents is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation.

               (iii) Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Company SEC Documents, and the statements contained in such certifications are true and accurate. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX. Neither the Company nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.
               (iv) The Company maintains a system of internal controls over financial reporting and the Company has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Board of Directors of the Company (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting, which are reasonably likely to materially adversely affect the Company’s ability to record, process, summarize and report financial data and (B) any fraud or allegation of fraud, whether or not material, known to management that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.
               (v) The Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of SOX.
               (f) Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the stockholders of the Company and at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made based on information supplied by or on behalf of Parent or Sub specifically for inclusion in the Proxy Statement. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act.
               (g) Absence of Certain Changes or Events. Since December 31, 2007, (i) except for the transactions contemplated by this Agreement, the Company and its Subsidiaries have conducted their respective businesses in the ordinary course in all material respects consistent with past practice and (ii) there have not been any facts, circumstances, events, changes, effects or occurrences that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Change. Without limiting the foregoing, from December 31, 2007 until the date of this Agreement, there has not been (x) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any capital stock of the Company or any of its Subsidiaries, other than dividends or distributions by a Subsidiary of the Company to the Company or another Subsidiary wholly-owned by the Company, (y) any purchase, redemption or other acquisition by the Company or any of its Subsidiaries of any shares of capital stock or any other securities of the Company or any of its Subsidiaries or any options, warrants, calls or rights to acquire such shares or other securities, or (z) any split, combination or reclassification of any capital stock of the Company or any of its Subsidiaries or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of their respective capital stock, or (iv) any material change in financial accounting methods, principles or practices by the Company, except insofar as may have been required by a change in GAAP.
               (h) Intellectual Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company:
               (i) Section 3.01(h)(i) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a complete and accurate list of all patents and applications therefor, registered trademarks and applications therefor, domain name registrations and copyright registrations (if any) that, in each case, are owned by or licensed to the Company or any of its Subsidiaries and are material to the conduct of the business of the Company and its Subsidiaries, taken as a whole, as currently conducted. Such intellectual property rights required to be listed in Section 3.01(h)(i) of the Company Disclosure Schedule, together with any trade name rights, trade secret or know-how rights, service mark rights, trademark rights, patent rights, copyrights, intellectual property rights in computer programs or software or any other type of intellectual property rights, in each case, that are owned, used or licensed by the Company or any of its Subsidiaries, are collectively referred to herein as “Intellectual Property Rights”.
               (ii) All Intellectual Property Rights are either (A) owned by the Company or a Subsidiary of the Company free and clear of all Liens or (B) licensed to the Company or a Subsidiary of the Company free and clear of all Liens. There are no material claims pending or, to the Knowledge of the Company, threatened with regard to the ownership or licensing by the Company or any of its Subsidiaries of any Intellectual Property Rights or challenging the validity or enforceability of such rights. To the Knowledge of the Company, each of the Company and its Subsidiaries owns, is validly licensed or otherwise has the right to use all Intellectual Property Rights necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted.
               (iii) To the Knowledge of the Company, the execution and delivery of this Agreement by the Company do not, and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement and compliance by the Company with the provisions of this Agreement will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon, or the impairment of any Intellectual Property Right.
               (iv) There are no pending or, to the Knowledge of the Company, threatened claims that the Company or any of its Subsidiaries has infringed, misappropriated, misused or otherwise violated or is infringing, misappropriating, misusing or violating any intellectual property rights of any Person. To the Knowledge of the Company, the operation of the business of the Company and its Subsidiaries as currently conducted does not infringe, misappropriate, misuse, or otherwise violate the intellectual property rights of any Person. To the Knowledge of the Company, no Person is infringing any Intellectual Property Rights owned by the Company or any of its Subsidiaries.
               (v) The Company and its Subsidiaries have used commercially reasonable efforts to maintain and protect (A) their material trade secrets and confidential information and (B) the security and integrity of their material software, systems, websites and networks.
               (vi) To the Knowledge of the Company, the Company and its Subsidiaries are in compliance with the Company’s own policies with respect to privacy and personally identifiable information, and no claims have been asserted or threatened in writing against the Company or any of its Subsidiaries by any Person alleging a violation of any of the foregoing.
               (vii) (A) The software and computerized services of the Company and its Subsidiaries are fully operational, perform in conformance with their intended purpose and accompanying documentation and are free of material bugs, defects, errors, viruses or other corruptants, (B) the Company and its Subsidiaries have in place adequate disaster recovery and backup procedures to avoid material disruption to customers’ services in case of an unexpected power failure or similar event, and (C) no software contained in any product of the Company or its Subsidiaries and distributed, or otherwise generally made available to third parties, by any of them contains or is derived from any software that is subject to an “open source,” copyleft or similar license.
               (i) Litigation. There is no suit, action, arbitration, claim or proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or affecting any of their respective properties, rights or assets that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect nor is there any demand, letter or Order of any Governmental Entity or arbitrator outstanding against, or, to the Knowledge of the Company, investigation by any Governmental Entity involving, the Company or any of its Subsidiaries or any of their respective properties or assets that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Memorandum of Understanding described in Section 3.01(i) of the Company Disclosure Schedule (the “MOU”) is in full force and effect and, from and after its date of execution, the Stipulation of Settlement (as defined in the MOU) will be in full force and effect and consistent in all material respects with the MOU. The Settlement Agreement and Release dated May 23, 2008 between the Company and Executive Risk Specialty Insurance Company (“ERSIC”) is in

full force and effect and neither the Company nor ERSIC is in breach of its obligations thereunder.
               (j) Material Contracts. (A) The Company has made available to Parent, as of the date of this Agreement, true, correct and complete copies of (including all amendments or modifications to), all Contracts to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of their respective properties or assets is bound (other than Benefit Plans) that:
               (i) are or would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by the Company on a Current Report on Form 8-K;
               (ii) with respect to a joint venture, partnership, limited liability or other similar agreement or arrangement, relate to the formation, creation, operation, management or control of any partnership or joint venture that is material to the business of the Company and the Subsidiaries, taken as a whole;
               (iii) relate to indebtedness for borrowed money (including the issuance of any debt security), any capital lease obligations, any guarantee of such indebtedness or debt securities of any other Person, or any “keep well” or other agreement to maintain any financial statement condition of another Person;
               (iv) were entered into after December 31, 2007 or not yet consummated, and involve the acquisition from another person or disposition to another Person, directly or indirectly (by merger or otherwise), of capital assets or capital stock or other equity interests of another Person for aggregate consideration under such Contract (or series of related Contracts) in excess of $150,000;
               (v) relate to an acquisition, divestiture, merger or similar transaction that contains representations, covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations), that are still in effect and, individually or in the aggregate, could reasonably be expected to result in payments in excess of $50,000;
               (vi) other than an acquisition subject to clause (v) above, obligate the Company to make any capital commitment or capital expenditure (including pursuant to any joint venture), other than acquisitions of inventory and employee compensation expenses that are capitalized, in excess of $250,000;
               (vii) relate to any guarantee or assumption of other obligations of any third party (other than Subsidiaries) or reimbursement of any maker of a letter of credit, except for agreements entered into in the ordinary course of business consistent with past practice which agreements relate to obligations which do not exceed $50,000 in the aggregate for all such agreements;

               (viii) are license, cross-license, royalty, development or other Intellectual Property agreements that involve total fees of more than $150,000 or are otherwise material to the business of the Company and its Subsidiaries;
               (ix) relate to the provision of services by the Company or any of its Subsidiaries and under which the Company or any of its Subsidiaries generated revenues of $100,000 or more in the twelve months ended December 31, 2007;
               (x) prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries, prohibits the pledging of the capital stock of the Company or any Subsidiary of the Company or prohibits the issuance of guarantees by any Subsidiary of the Company; or
               (xi) relate to an Affiliate Transaction.
               Each contract of the type described in clauses (i) through (xi) above is referred to herein as a “Material Contract”
               (i) Each Material Contract to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of their respective properties or assets is bound (each, a “Company Material Contract”) is valid and binding on the Company and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, except to the extent that enforceability may be limited by the effect of (X) any applicable bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting the enforcement of creditors’ rights generally, and (Y) general equitable principles, regardless of whether such enforceability is considered in a proceeding at law or in equity, and except where the failure to be valid, binding, enforceable and in full force and effect, would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (ii) the Company and each of its Subsidiaries, and, to the Knowledge of the Company, any other party thereto, has performed all obligations required to be performed by it under each Company Material Contract, except where such noncompliance, would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and (iii) neither the Company nor any of its Subsidiaries has received written notice of, the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of its Subsidiaries under any such Material Contract, except where such default would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
               (B) Section 3.01(j)(B) of the Company Disclosure Schedule contains a complete and accurate list of (I) each Contract restricting or purporting to restrict any of the Company’s Affiliates’ (other than the Company’s Subsidiaries) ability to compete in any line of business, geographic area or customer segment and (II) each Contract restricting the Company’s or any of its Subsidiaries’ ability to compete in any line of business, geographic area or customer segment that is material to the Company and its Subsidiaries taken as a whole.
               (k) Compliance with Laws; Environmental Matters.

               (i) Each of the Company and its Subsidiaries is in compliance with all Laws and Orders (collectively, “Legal Provisions”) applicable to it, its properties or other assets or its business or operations, except for violations or possible violations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each of the Company and its Subsidiaries has in effect all approvals, authorizations, certificates, filings, franchises, licenses, notices and permits of or with all Governmental Entities (collectively, “Permits”) necessary for it to own, lease or operate its properties and other assets and to carry on its business and operations as currently conducted, except for such authorizations, certificates, filings, franchises, licenses, notices, permits and approvals the failure of which to hold would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Since January 1, 2005, there has occurred no material default under, or material violation of, any such Permit and the consummation of the Merger would not cause the revocation or cancellation of any such Permit, except for such Permits the failure of which to hold would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
               (ii) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) during the period of ownership or operation by the Company or any of its Subsidiaries of any of its currently or formerly owned, leased or operated properties or facilities, there have been no Releases or threatened Releases of Hazardous Materials in, on, under or affecting any properties or facilities which would subject the Company or any of its Subsidiaries to any liability under any Environmental Law or require any expenditure by the Company or any of its Subsidiaries for remediation to meet applicable standards thereunder; (ii) prior to and after, as applicable, the period of ownership or operation by the Company or any of its Subsidiaries of any of its currently or formerly owned, leased or operated properties or facilities, to the Knowledge of the Company, there were no Releases or threatened Releases of Hazardous Materials in, on, under or affecting any properties or facilities which would subject the Company or any of its Subsidiaries to any liability under any Environmental Law or require any expenditure by the Company or any of its Subsidiaries for remediation to meet applicable standards thereunder; (iii) each of the Company and its Subsidiaries is in compliance with all, and has not violated any, Environmental Laws; (iv) neither the Company nor any of its Subsidiaries is subject to any indemnity obligation with any person relating to obligations or liabilities under Environmental Laws; (v) neither the Company nor its Subsidiaries is subject to, there is not now and there has not been any pending or, to the Knowledge of the Company, threatened investigation, suit, claim, action, cause of action, notice or proceeding alleging liability under, relating to or arising under Environmental Laws. The term “Environmental Laws” means all applicable foreign, federal, state, provincial and local Laws (including the common law), Orders, notices, Permits issued, promulgated or entered into by any Governmental Entity, relating in any way to the environment, preservation or reclamation of natural resources or the presence, management, Release of, or exposure to, Hazardous Materials, or to human health. The term “Hazardous Materials” means (A) petroleum and petroleum products and by-products, asbestos and asbestos-containing materials, urea formaldehyde foam insulation, medical or infectious wastes, polychlorinated biphenyls, radon gas, radioactive substances, chlorofluorocarbons and all other ozone-depleting substances and (B) any other chemical, material, substance, waste, pollutant or contaminant that is prohibited, limited, regulated by or pursuant to or for which standards of liability are imposed under any Environmental Law. The term “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing or migrating into or through the environment or any natural or man-made structure.
               (l) Labor Relations. There are no collective bargaining or other labor union Contracts to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound. As of the date of this Agreement, none of the employees of the Company or any of its Subsidiaries are represented by any union with respect to their employment by the Company or such Subsidiary. From January 1, 2005 to the date of this Agreement, neither the Company nor any of its Subsidiaries has experienced any material labor disputes, union organization attempts or work stoppages, slowdowns or lockouts due to labor disagreements. To the Knowledge of the Company, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any of its Subsidiaries.
               (m) ERISA Compliance.
               (i) Section 3.01(m)(i) of the Company Disclosure Schedule sets forth a complete and correct list of all employee benefit plans, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and all employment benefit, compensation, stock option, stock purchase, restricted stock, deferred compensation, retiree medical or life insurance, split dollar insurance, supplemental retirement, severance, change of control, fringe benefit, bonus, incentive, employee loan or other material employee benefit, arrangements, plans, policies or programs, in each case, which are provided, maintained, contributed to or sponsored by the Company or any of its Subsidiaries on behalf of current or former directors, officers, employees or consultants (the “Employees”) or for which the Company or any of its Subsidiaries has any liability, contingent or otherwise (collectively, the “Benefit Plans”).
               (ii) To the extent applicable, the Company has furnished Parent with true, complete and accurate copies of (A) the plan document or other governing contract for each Benefit Plan, as amended, and a summary of any unwritten Benefit Plans, (B) the most recently distributed summary plan description and summary of material modifications, (C) each trust or other funding agreement with respect to each Benefit Plan, (D) the three most recent annual reports (Form 5500), including schedules and attachments, filed with the U.S. Department of Labor – EBSA with respect to each Benefit Plan, (E) the most recently received Internal Revenue Service (“IRS”) determination or opinion letter with respect to each Benefit Plan intended to qualify under Section 4.01(a) of the Code, and (F) the most recently prepared actuarial report and financial statements for each Benefit Plan.
               (iii) The Benefit Plans have been operated and administered in accordance with their terms and the applicable requirements of ERISA, the Code and any other applicable governing Law, in each case, in all material respects. All contributions and all payments and premiums required to have been made to or under any Benefit Plan have been timely and properly made (or otherwise properly accrued if not yet due).
               (iv) No Benefit Plan is subject to Title IV of ERISA, or is a multiemployer plan within the meaning of Section 3(37) of ERISA, and neither the Company, its Subsidiaries nor any member of their “Controlled Group” (defined as any organization which is a member of a controlled group of organizations within the meaning of Sections 414(b), (c), (m) or (o) of the Code) has at any time in the last six years sponsored or contributed to, or has any liability or obligation in respect of any multiemployer plan. None of the Company or any of its Subsidiaries or any trade or business (whether or not incorporated) which is or has ever been treated as a single employer with the Company or any of its Subsidiaries under Section 414(b), (c), (m) or (o) of the Code (“ERISA Affiliates”), has incurred any liability under Title IV of ERISA or Section 412 of the Code, except for such liability that has been paid in full.
               (v) For each Benefit Plan that is a defined benefit pension plan within the meaning of Statement of Financial Accounting Standard No. 87 (“SFAS 87”), the “projected benefit obligation” of each such plan does not exceed the market value of its “plan assets” as of December 31, 2007, as such terms are defined in SFAS 87, by more than $50,000.
               (vi) There are no pending or, to the Knowledge of the Company, threatened suits, audits, administrative investigations or proceedings, examinations, actions, litigation or claims (excluding claims for benefits incurred in the ordinary course) and no facts or circumstances exist that could give rise to any such suits, audits, administrative investigations or proceedings, examinations, actions, litigation or claims with respect to any of the Benefit Plans which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.
               (vii) Each of the Benefit Plans which is intended to be “qualified” within the meaning of Section 401 of the Code has received a favorable determination letter from the IRS and no event has occurred and no condition exists which would result in the revocation of any such determination letter or otherwise result in the loss of its qualified status. Any voluntary employee benefit association which provides benefits to Employees of the Company or any of its Subsidiaries, or their beneficiaries, is and has been qualified under Section 501(c)(9) of the Code.
               (viii) None of the execution and delivery of this Agreement, stockholder approval of this Agreement, nor the consummation of the transactions contemplated hereby (whether alone or in combination with another event) will (A) result in any payment becoming due to any Employee of the Company or any of its Subsidiaries, (B) increase any benefits under any Benefit Plan, or (C) result in the acceleration of the time of payment, vesting or other rights with respect to any such benefits or otherwise result in any accelerated funding (through a grantor trust or otherwise) in respect of any Benefit Plan.

               (ix) The Company and its Subsidiaries do not maintain or have an obligation to contribute to, or provide coverage under, any retiree life or retiree health plans, except (A) as may be required under part 6 of Title I of ERISA and at the sole expense of the participant or the participant’s beneficiary, or (B) pursuant to a medical expense reimbursement account described in Section 125 of the Code.
               (x) With respect to any Benefit Plan that is maintained outside the jurisdiction of the United States, or covers any Employee residing or working outside the United States: (i) all such plans have been established, maintained and administered in compliance with their terms and all applicable statutes, laws, ordinances, rules, orders, decrees judgments, writs, and regulations of any controlling governmental authority or instrumentality, (ii) all such plans that are required by applicable Law or general accounting principles applicable to the relevant jurisdiction to be funded are fully funded on the required basis, and with respect to all other such plans, reserves sufficient to provide for all obligations accrued through the Effective Date thereunder have been established on the accounting statements of the applicable Company or Subsidiary entity; (iii) no material liability or obligation of the Company or its Subsidiaries exists with respect to such plans; and (iv) for each such plan that is a defined benefit pension plan, the “projected benefit obligation” of the plan does not materially exceed the market value of its “plan assets,” as such terms are defined in SFAS 87, as determined in accordance with GAAP and based upon reasonable actuarial assumptions which would be acceptable for financial reporting purposes under SFAS 87.
               (xi) Each outstanding Company Stock Option granted under any Company Stock Plan was properly authorized and granted with an exercise price of no less than fair market value on the date of grant.
               (xii) Each Benefit Plan that is subject to Code Section 409A has been administered in good faith compliance with the applicable requirements of Code Section 409A and all applicable IRS and Treasury Department guidance thereunder. None of the transactions contemplated by this Agreement will constitute or result in deferral of compensation subject to Code Section 409A.
               (xiii) There are no undisclosed tax, securities law or other liabilities relating to Company Stock Options or other Company Stock-Based Awards in any applicable jurisdiction (whether relating to the grant, vesting or anticipated settlement thereof), and to the Knowledge of the Company, no action has been taken by the Company that would limit the deductibility (for tax purposes) of all such Company Stock Options and other Company Stock-Based Awards.
               (n) Golden Parachute Payments. No Employee of the Company or any of its Subsidiaries is entitled to receive any additional payment from the Company or any of its Subsidiaries or the Surviving Corporation by reason of the excise tax required by Section 4999(a) of the Code being imposed on such person by reason of the transactions contemplated by this Agreement. No payments or benefits reasonably expected to be provided in connection with the transactions contemplated under this Agreement under any of the Benefit

Plans will fail to be deductible under Section 280G of the Code or will be subject to the excise tax required by Section 4999 of the Code.
               (o) Taxes. Except as would not reasonably be expected to have a Material Adverse Effect:
               (i) All tax returns required by applicable Law to have been filed with any taxing authority by, or on behalf of, the Company or any of its Subsidiaries have been filed in a timely manner (taking into account any valid extension) in accordance with all applicable Laws, and all such tax returns are true, correct and complete.
               (ii) The Company and each of its Subsidiaries has timely paid (or has had paid on its behalf) all taxes due and owing (whether or not shown on any tax return), and the Company’s most recent financial statements included in the Filed Company SEC Documents reflect an adequate accrual under GAAP for all taxes payable by Company and its Subsidiaries for all taxable periods and portions thereof ending on the date of such financial statements.
               (iii) There are no Liens or encumbrances for taxes on any of the assets of the Company or any of its Subsidiaries, other than for taxes not yet due and payable.
               (iv) The Company and its Subsidiaries have complied with all applicable Laws relating to the payment and withholding of taxes.
               (v) No written notification has been received by the Company or any of its Subsidiaries that any federal, state, local or foreign audit, examination or similar proceeding is pending, proposed or asserted with regard to any taxes or tax returns of the Company or its Subsidiaries.
               (vi) There is no Contract extending, or having the effect of extending, the period of assessment or collection of any federal, state and foreign taxes with respect to the Company or any of its Subsidiaries nor has any request been made for any such extension.
               (vii) No written notice of a claim of pending investigation has been received by the Company or its Subsidiaries from any state, local or other jurisdiction with which the Company or any of its Subsidiaries currently does not file tax returns, alleging that the Company or any of its Subsidiaries has a duty to file tax returns and pay taxes or is otherwise subject to the taxing authority of such jurisdiction.
               (viii) Neither the Company nor any of its Subsidiaries joins or has joined, for any taxable period ending after December 31, 2000, in the filing of any affiliated, aggregate, consolidated, combined or unitary federal, state, local and foreign tax return other than consolidated tax returns for the consolidated group of which the Company is or was the common parent.
               (ix) Neither the Company nor any of its Subsidiaries is a party to or bound by any tax sharing agreement or tax indemnity agreement or any other agreement or arrangement relating to the apportionment, sharing, assignment, or allocation of any tax or tax asset by contract, agreement or otherwise (including any advance pricing agreement or closing agreement (including pursuant to Section 7121 of the Code or any similar provision of state, local or foreign law) with any taxing authority), other than any such customary agreements with customers, vendors or lessors entered into in the ordinary course of business.
               (x) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (or any similar provision of state, local or foreign law) since May 1, 2006.
               (xi) Neither the Company nor any of its Subsidiaries has engaged in any transaction that could give rise to (A) a registration obligation with respect to any Person under Section 6111 of the Code or the regulations thereunder, (B) a list maintenance obligation with respect to any Person under Section 6112 of the Code or the regulations thereunder, or (C) a disclosure obligation as a “reportable transaction” under Section 6011 of the Code and the regulations thereunder.
               (xii) All assessments for taxes due with respect to completed and settled examinations or any concluded tax litigation have been fully paid.
               (xiii) No deficiencies for any taxes have been proposed or assessed in writing against the Company or any of its Subsidiaries.
               (xiv) Except to the extent reflected on the Most Recent Balance Sheet, neither the Company nor any of its U.S. Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date or a prepaid amount received, or paid, prior to the Closing Date.
               (xv) Neither the Company nor any of its Subsidiaries (a) has agreed or is required to make any adjustments pursuant to Section 481(a) of the Code or any similar provision of state, local or foreign law by reason of a change in accounting method initiated by it or any other relevant party, (b) has any Knowledge that the IRS has proposed any such adjustment or change in accounting method or (c) has any application pending with any Governmental Entity requesting permission for any changes in accounting methods that relate to the business or assets of the Company or any of its Subsidiaries.
               (xvi) The Company is not a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
               (xvii) As used in this Agreement: (A) “tax” means any federal, state, local or foreign income, gross receipts, property, sales, use license, excise, franchise employment, payroll, withholding, alternative or add on minimum, ad valorem, transfer or excise tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any person), together with any related interest, penalty, addition to tax or additional amount; (B) “taxing authority” means any federal, state, local or foreign government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising tax regulatory authority; and (C) “tax return” means any report, return, document, declaration or other information or filing required to be filed with respect to taxes (whether or not a payment is required to be made with respect to such filing), including information returns, any documents with respect to or accompanying payments of estimated taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information (and including any attachments, schedules or amendments thereto).
               (p) Real Properties. The Company and its Subsidiaries do not own any real property. Section 3.01(p) of the Company Disclosure Schedule sets forth a true, correct and complete list of the location of all leased real property (the “Leased Real Property”) leased to or by the Company or one of its Subsidiaries pursuant to a lease, sublease, license or other similar agreement (collectively, the “Leases”). True and complete copies of all Leases have been made available to Parent prior to the date of this Agreement. Each of the Company and its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, has valid and subsisting leasehold or sublease interests or similar contract rights under valid agreements relating to all of its Leased Real Properties, to the extent necessary for the conduct of its business as currently conducted. Each of the Company and its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, has complied in all material respects with the terms of all Leases to which it is a party, and all Leases to which the Company or any of its Subsidiaries is a party are valid and binding, in full force and effect and enforceable in accordance with their terms. Neither the Company nor any Subsidiary is in breach of or default under the terms of and Lease and, to the Knowledge of the Company, no other party to any Lease is in breach of or default under the terms of any Lease. Neither the Company nor any of its Subsidiaries has received any written notice of any event or occurrence that has resulted or could reasonably result (with or without the giving of notice, the lapse of time or both) in an event of default with respect to any Lease to which it is a party. The Leased Real Property constitutes all of the real property used by the Company and its Subsidiaries in the operation of the business. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the consummation of the Merger shall not require the consent of any party to any of the leases or subleases to which the Company or any of its Subsidiaries are a party.
               (q) Voting Requirements. The affirmative vote of holders of a majority of the outstanding shares of Company Common Stock at the Stockholders’ Meeting or any adjournment or postponement thereof to approve this Agreement (the “Stockholder Approval”) is the only vote of the holders of any class or series of capital stock of the Company necessary to approve this Agreement and the transactions contemplated by this Agreement.
               (r) State Takeover Laws. The Board of Directors of the Company has approved this Agreement, the terms of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement, and such approval represents all the actions necessary to render inapplicable to this Agreement, the Merger and the other transactions contemplated by this Agreement, the restrictions on “business combinations” (as defined in Section 203 of the DGCL) pursuant to Section 203 of the DGCL to the extent, if any, the restrictions contained therein would otherwise be applicable to this Agreement, the Merger and the other transactions contemplated by this Agreement. To the Knowledge of the Company, no other state takeover Law or similar Law applies or purports to apply to this Agreement, the Merger or the other transactions contemplated by this Agreement. The Company does not have any stockholder rights plan in effect.
               (s) Brokers and Other Advisors. No broker, investment banker, financial advisor or other person (other than Deutsche Bank Securities Inc. (“Deutsche Bank”)), the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The Company has delivered to Parent true, complete and accurate copies of all written agreements entered into on or prior to the date of this Agreement under which any such fees or expenses are payable and all indemnification and contribution related to the engagement of the persons to whom such fees are payable.
               (t) Opinion of Financial Advisors. The Company has received the opinion of Deutsche Bank, on June 15, 2008, to the effect that, as of such date, the Merger Consideration is fair, from a financial point of view, to the holders of shares of Company Common Stock (the “Deutsche Bank Fairness Opinion”).
               (u) Interested Party Transactions. Except for employment-related Contracts filed or incorporated by reference as an exhibit to a Company Filed SEC Document filed prior to the date of this Agreement or Benefit Plans, Section 3.01(u) of the Company Disclosure Schedule sets forth a correct and complete list of the contracts or arrangements that are in existence as of the date of this Agreement under which the Company has any existing or future material liabilities between the Company or any of its Subsidiaries, on the one hand, and, on the other hand, (i) any present officer or director of either the Company or any of its Subsidiaries or any person that has served as such an officer or director or any of such officer’s or director’s immediate family members, (ii) record or beneficial owner of more than 5% of the shares of Company Common Stock as of the date of this Agreement, or (iii) to the Knowledge of the Company, any Affiliate of any such officer, director or owner (other than the Company or any of its Subsidiaries) (each, an “Affiliate Transaction”). The Company has provided to Parent copies of each Contract or other relevant documentation (including any amendments or modifications thereto) providing for each Affiliate Transaction.
               (v) Indebtedness; Liens. The Company and its Subsidiaries have no indebtedness for borrowed money (other than intercompany indebtedness or indebtedness that in the aggregate is less than $150,000) or obligations in respect of letters of credit. There are no Liens on material assets of the Company or its Subsidiaries, other than (i) Liens for taxes or assessments not yet due and payable or being contested in good faith and for which adequate accruals or reserves have been established and (ii) Liens that arise in the ordinary course of business and do not materially impair the Company’s operations or ownership of assets.

               (w) No Other Representations. Except for the representations and warranties contained in this Section 3.01, neither the Company or any Subsidiary of the Company nor any other Representative or person acting on behalf of the Company or any such Subsidiary, makes any representation or warranty, express or implied. For purposes of this Agreement, “Representative” shall mean any officer, employee, counsel, investment banker, accountant, consultant and debt financing source and other authorized representative of any person.
          Section 3.02 Representations and Warranties of Parent and Sub. Parent and Sub represent and warrant to the Company as follows:
               (a) Organization, Standing and Corporate Power. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Parent has made available to the Company true, complete and accurate copies of the respective certificates of formation or incorporation and limited liability company agreement or Bylaws of Parent and Sub, in each case as amended to, and as in effect on, the date of this Agreement. Each of Parent and Sub has the requisite corporate power and authority to own, operate or lease its properties and to carry on its business as it is now being conducted, and is duly qualified or licensed to do business, and is in good standing, in each jurisdiction in which the nature of its business or the properties owned, operated or leased by it makes such qualification, licensing or good standing necessary, except where the failure to have such power, authority or to be so qualified, licensed or in good standing, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
               (b) Authority; Noncontravention. Each of Parent and Sub has all requisite power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by Parent and Sub and the consummation by Parent and Sub of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Parent and Sub and no other corporate proceedings on the part of Parent or Sub are necessary to authorize this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement (other than the adoption of this Agreement by Parent in its capacity as sole stockholder of Sub). This Agreement has been duly executed and delivered by each of Parent and Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Parent and Sub, as applicable, enforceable against Parent and Sub, as applicable, in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity. The execution, delivery and performance of this Agreement by Parent and Sub do not, and the consummation by Parent and Sub of the Merger and the other transactions contemplated by this Agreement and compliance by Parent and Sub with the provisions of this Agreement will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, require consent under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or other assets of Parent or Sub or any of their respective Subsidiaries under (i) the respective organizational and governing documents of Parent and Sub or of any of their respective Subsidiaries, (ii) any Contract to which Parent or Sub or any of their respective Subsidiaries is a party or any of their respective properties or other assets is subject (including any credit facilities or agreements and any other indebtedness arrangements) or (iii) subject to the governmental filings and other matters referred to in the following sentence, any Legal Provision applicable to Parent or Sub or any of their respective Subsidiaries or their respective properties or other assets, other than, in the case of the immediately preceding clauses (ii) and (iii), any such conflicts, violations, breaches, defaults, consents, rights of termination, cancellation, modification or acceleration, losses or Liens that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration, notice to or filing with, any Governmental Entity is required by or with respect to Parent or Sub or any of their respective Subsidiaries in connection with the execution and delivery of this Agreement by Parent and Sub or the consummation by Parent and Sub of the Merger or the other transactions contemplated by this Agreement, except for (1) (I) the filing of a premerger notification and report form by Parent under the HSR Act and the termination of the waiting period required thereunder, and (II) any required non-U.S. antitrust or competition law approvals or filings, (2) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other states in which Parent or Sub is qualified to do business, and (3) such other consents, approvals, orders, authorizations, actions, registrations, declarations, notices and filings the failure of which to be obtained or made would not individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
               (c) Capital Structure. The authorized capital stock of Sub consists of 1,000 shares of common stock, par value $0.01 per share. Parent beneficially owns each issued and outstanding share of capital stock of Sub.
               (d) Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Sub specifically for inclusion in the Proxy Statement will, at the date it is first mailed to the stockholders of the Company and at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The information supplied or to be supplied by or on behalf of Parent or Sub specifically for inclusion in filings (other than the Proxy Statement) with the SEC or any Governmental Entity with regulatory jurisdiction over enforcement of any applicable antitrust laws will be true and correct in all material respects.
               (e) Financing. Parent has delivered to the Company a true and complete copy, as of the date of this Agreement, of an executed commitment letter to provide equity financing to Parent in an aggregate amount set forth therein (the “Equity Commitment Letter” and the aggregate amount of equity financing, the “Equity Financing”) and (ii) executed debt commitment letters (the “Debt Commitment Letters” and together with the Equity Commitment Letter, the “Financing Commitments”) pursuant to which, and subject to the terms and conditions thereof, certain lenders have committed to provide Parent or the Surviving Corporation with funds in the amounts described therein, the proceeds of which shall be used to consummate the Merger and the other transactions contemplated by this Agreement (the “Debt Financing” and, together with the Equity Financing, the “Financing”). As of the date of this

Agreement, each of the Financing Commitments, in the form delivered to the Company, (i) has not been amended or modified, withdrawn or rescinded in any respect, and (ii) is in full force and effect and is a legal, valid and binding obligation of Parent and, to the Knowledge of Parent, the other parties thereto. The Financing Commitments contain all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Parent and do not contain exclusivity or other provisions that limit or otherwise restrict the lenders from providing financing to third parties. As of the date of this Agreement, subject to the accuracy of the representations and warranties of the Company set forth in Section 3.01, neither Parent nor Sub has any reason to believe that it will be unable to satisfy on a timely basis any term or condition to be satisfied by it contained in the Financing Commitment. Parent or Sub has fully paid any and all commitment fees that have been incurred and are due and payable in connection with the Financing Commitment prior to the date of this Agreement. Subject to the accuracy of the representations and warranties of the Company set forth in Section 3.01(c), the proceeds from the Financing, when funded in accordance with the Financing Commitments and together with available funds at the Company, are sufficient for the satisfaction of all of Parent’s and Sub’s obligations under this Agreement, including the payment of the Merger Consideration and the consideration in respect of the Company Stock Options and to pay all related fees and expenses.
               (f) Brokers. No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent, Sub or any of their respective Subsidiaries.
               (g) Litigation. There is no suit, action, arbitration, claim or proceeding pending or, to the Knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries or any of their respective properties or assets that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, nor is there any demand, letter or Order of any Governmental Entity or arbitrator outstanding against, or, to the Knowledge of Parent, investigation by any Governmental Entity involving, Parent or any of its Subsidiaries or any of their respective properties or assets that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
               (h) Solvency. As of the Effective Time, assuming (a) satisfaction of the conditions to Parent’s obligation to consummate the Merger as set forth herein, or the waiver of such conditions, (b) the accuracy of the representations and warranties of the Company set forth in Section 3.01 of this Agreement (for such purposes, such representations and warranties shall be true and correct in all material respects without giving effect to any knowledge, materiality or “Material Adverse Effect” or “Material Adverse Change” qualification or exception) and (c) the estimates, projections and forecasts contained in the Company’s 2008 budget provided to Parent prior to the date of this Agreement have been prepared in good faith based upon reasonable assumptions, after giving effect to the transactions contemplated by this Agreement, the Surviving Corporation will be Solvent. For purposes of this Section 3.02(h), the term “Solvent” with respect to the Surviving Corporation means that, as of any date of determination, (a) the amount of the fair saleable value of the assets of the Surviving Corporation and its Subsidiaries, taken as a whole, exceeds, as of such date, the sum of (i) the value of all liabilities of the Surviving Corporation and its Subsidiaries, taken as a whole, including contingent and other liabilities, as of such date, as such quoted terms are generally determined in accordance with the applicable federal Laws governing determinations of the solvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of the Surviving Corporation and its Subsidiaries, taken as a whole on its existing debts (including contingent liabilities) as such debts become absolute and matured; (b) the Surviving Corporation will not have, as of such date, an unreasonably small amount of capital for the operation of the business in which it is engaged or proposed to be engaged by Parent following such date; and (c) the Surviving Corporation will be able to pay its liabilities, including contingent and other liabilities, as they mature.
               (i) Interested Stockholder. Prior to the Board of Directors of the Company approving this Agreement, the Merger and the other transactions contemplated hereby for purposes of the applicable provisions of the DGCL, none of Parent, Sub or their respective Affiliates was at any time an “interested stockholder” (as defined in section 203 of the DGCL) with respect to the Company.
               (j) Absences of Arrangements with Management. Other than this Agreement, as of the date of this Agreement, there are no contracts, undertakings, commitments, agreements or obligations or understandings between Parent, Sub or the Guarantor or any of their Affiliates, on the one hand, and any member of the Company’s management or Board of Directors, on the other hand, relating to the transactions contemplated by this Agreement or the operations of the Company after the Effective Time.
               (k) Guarantee. Concurrently with the execution of this Agreement, Parent has caused the Guarantor to deliver to the Company a duly executed Guarantee in form and substance acceptable to the Company.
               (l) Investigation by Parent and Sub. Each of Parent and Sub has conducted its own independent review and analysis of the businesses, assets, condition, operations and prospects of the Company and its Subsidiaries and acknowledges that each of Parent and Sub has been provided access to the properties, premises and records (including via an electronic data room) of the Company and its Subsidiaries for this purpose. In entering into this Agreement, each of Parent and Sub has relied solely upon its own investigation and analysis, and each of Parent and Sub acknowledges that, except for the representations and warranties of the Company expressly set forth in Section 3.01, none of the Company or its Subsidiaries nor any of their respective Representatives makes any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to Parent or Sub or any of their Representatives. Without limiting the generality of the foregoing, none of the Company or its Subsidiaries nor any of their respective Representatives or any other person has made a representation or warranty to Parent or Sub with respect to (a) any projections, estimates or budgets for the Company or its Subsidiaries, (b) any material, documents or information relating to the Company or its Subsidiaries made available to each of Parent or Sub or their Representatives in the electronic data room or otherwise or (c) in connection with any materials prepared for or in connection with the Parent’s arrangement of the Financing or the Financing Commitment, except as expressly and specifically covered by a representation or warranty set forth in Section 3.01.

ARTICLE IV
COVENANTS RELATING TO CONDUCT OF BUSINESS; NO SOLICITATION
          Section 4.01 Conduct of Business by the Company.
               (a) During the period from the date of this Agreement to the Effective Time, except as set forth in Section 4.01(a) of the Company Disclosure Schedule or as contemplated by this Agreement or as consented to in writing in advance by Parent (which consent shall not unreasonably be withheld or delayed), the Company shall, and shall cause each of its Subsidiaries to, carry on its business in all material respects in the ordinary course and, to the extent consistent therewith, use all commercially reasonable efforts to preserve intact its current business organizations, keep available the services of its current officers, key employees and consultants and preserve its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it. In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, except as otherwise set forth in Section 4.01(a) of the Company Disclosure Schedule as contemplated by this Agreement, the Company shall not, and shall not permit any of its Subsidiaries to, without Parent’s prior written consent (which consent shall not unreasonably be withheld or delayed):
          (i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than dividends or distributions by a direct or indirect Subsidiary wholly owned by the Company to the Company or another directly or indirectly wholly owned Subsidiary of the Company in the ordinary course of business consistent with past practice, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (C) purchase, redeem or otherwise acquire any shares of its capital stock or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, except for purchases, redemptions or other acquisitions of capital stock or other securities (1) required by the terms of the Company Stock Plans in effect as of the date of this Agreement or (2) required by the terms of any plans, arrangements or Contracts existing on the date of this Agreement between the Company or any of its Subsidiaries and any director or employee of the Company or any of its Subsidiaries (to the extent complete and accurate copies of which have been heretofore delivered to Parent);
          (ii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units, including pursuant to Contracts as in effect on the date of this Agreement (other than (A) the issuance of shares of Company Common Stock upon the exercise of Company Stock Options or in connection with Company Stock Based Awards, in each case in accordance with their terms on the date of this Agreement; or (B) grants required by the terms of any plans, arrangements or Contracts existing on the date of this Agreement between the Company or any of its Subsidiaries and any director or employee of the Company or any of its Subsidiaries (to the extent complete and accurate copies of which have been heretofore delivered to Parent));
          (iii) amend or waive any material provision in the Company Certificate or the Company Bylaws or other comparable charter or organizational documents of any of the Company’s Subsidiaries, except as may be required by applicable Law or the rules and regulations of the SEC or the Nasdaq Global Market, or, in the case of the Company, enter into any agreement with any of its stockholders in their capacity as such;
          (iv) directly or indirectly acquire, (A) by merging or consolidating with, by purchasing a substantial portion of the assets of, by making an investment in or capital contribution to, or by any other manner, any person or division, business or equity interest of any person or (B) any material asset or assets, except for capital expenditures, which shall be subject to the limitations of Section 4.01(a)(vii);
          (v) (A) sell, lease, license, mortgage, sell and leaseback or otherwise encumber or subject to any Lien or allow the expiration, abandonment or lapse or otherwise dispose of any of its material rights, properties or other material assets or any interests therein (including securitizations), or (B) enter into, modify or amend in a material respect any lease of material property;
          (vi) (A) incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other Contract to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing (other than short-term borrowings in the ordinary course of business), or (B) make any loans or advances to any other person, except for loans, advances, capital contributions or investments between any wholly-owned Subsidiary of the Company and the Company or another wholly-owned Subsidiary of the Company in the ordinary course of business consistent with past practice;
          (vii) make any new capital expenditure exceeding $100,000 individually or $500,000 in the aggregate, excluding employee compensation expenses that are capitalized;
          (viii) except as required by Law or any final, nonappealable judgment by a court of competent jurisdiction, (A) pay, discharge, settle or satisfy any material claims, liabilities, obligations or litigation (absolute, accrued, asserted or unasserted, contingent or otherwise) where the uninsured amount to be paid is greater than $500,000, other than the payment, discharge, settlement or satisfaction in the ordinary course of business or in accordance with their terms, of liabilities disclosed, reflected or reserved against in the Most Recent Balance Sheet (for amounts not in excess of such reserves), (B) cancel any material indebtedness in excess of $100,000, (C) waive or assign any claims or rights of material value or (D) waive any material benefits of, or agree to modify in any material respect, or, subject to the terms of this Agreement, knowingly fail to enforce, or consent to any material matter with respect to which consent is required under, any standstill or similar Contract to which the Company or any of its Subsidiaries is a party;
          (ix) enter into any Contract that would be of a type referred to in Section 3.01(j)(B);
          (x) except in the ordinary course of business consistent with past practice and on terms not materially adverse to the Company and its Subsidiaries, taken as a whole, enter into, modify, renew, amend or terminate any Contract or waive, release or assign or delegate any material rights or claims thereunder;
          (xi) except (x) as required to ensure that any Benefit Plan is not then out of compliance with applicable Law or (y) to comply with any Benefit Plan other Contract entered into prior to the date of this Agreement, (A) adopt, enter into, terminate or amend (1) any collective bargaining Contract or Benefit Plan or (2) any other Contract, plan or policy involving the Company or any of its Subsidiaries as applied to directors and executive officers of the Company (“Key Persons”), (B) increase in any manner the compensation, bonus or fringe or other benefits of, or pay any discretionary bonus of any kind or amount whatsoever to, any current or former director, officer, employee or consultant, except in the ordinary course of business consistent with past practice to employees of the Company or its Subsidiaries other than Key Persons, (C) grant or pay any severance or termination pay or increase in any material manner the severance or termination pay of, any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries, except as disclosed in Section 4.01(a) of the Company Disclosure Schedule and for grants, payments or increases in severance or termination pay in the ordinary course of business consistent with past practice to current or former directors, officers, employees or consultants of the Company or any of its Subsidiaries, other than Key Persons, (D) remove any existing restrictive covenants in any Benefit Plans or awards made thereunder, (E) take any action to fund or in any other way secure the payment of compensation or benefits under any Benefit Plan, (F) take any action to accelerate the vesting or payment of any compensation or benefit under any Benefit Plan or awards made thereunder other than as a result of the consummation of the transactions contemplated in this Agreement pursuant to the terms of any Benefit Plan or awards made thereunder as in effect prior to the date of this Agreement, (G) increase the funding obligation or contribution rate of any Benefit Plan subject to Title IV, other than in the ordinary course of business consistent with past practice or (H) grant any equity or equity-based awards;
          (xii) except as required by GAAP, revalue any material assets of the Company or any of its Subsidiaries or make any material change in financial accounting methods, principles or practices;
          (xiii) except as required by Law, the Company will not (A) make or change any tax election, (B) settle or compromise any tax audit or any proceeding with respect to any tax claim or assessment relating to the Company or any of its Subsidiaries,

(C) file any amended tax return, (D) adopt or change any accounting method with respect to taxes (except as required to comply with GAAP), (E) enter into any closing agreement with respect to taxes, (F) file or surrender any claim for a refund of taxes, or (G) consent to any extension or waiver of the limitation period applicable to any tax claim or assessment relating to the Company or any of its Subsidiaries, in each case, that is reasonably likely to result in an increase to a tax liability, which increase is material to the Company and its Subsidiaries, taken as a whole;
          (xiv) enter into any line of business outside of its existing business;
          (xv) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of such entity (other than among wholly-owned Subsidiaries); or
          (xvi) authorize any of, or commit, resolve, propose or agree to take any of, the foregoing actions.
               (b) Advice of Changes; Filings. The Company and Parent shall promptly advise the other party in writing if (i) any representation, warranty, condition or agreement made by it (and, in the case of Parent, made by Sub) contained in this Agreement becomes untrue or inaccurate in a manner that would result in the failure of any one more of the conditions set forth in Section 6.02(a), 6.02(b) or 6.02(d) or Section 6.03(a) or 6.03(b) and (ii) the Company or Parent (and, in the case of Parent, Sub) fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it (and, in the case of Parent, Sub) under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions precedent to the obligations of the parties under this Agreement.
               (c) Confidential Portions of Governmental Entity Filings. The Company and Parent shall, to the extent permitted by Law, promptly provide the other with copies of all filings made by such party with any Governmental Entity in connection with this Agreement and the transactions contemplated by this Agreement, other than the portions of such filings that include confidential or proprietary information not directly related to the transactions contemplated by this Agreement.
               (d) Additional Company Agreements. The Company shall use its reasonable best efforts to promptly enter into a Stipulation of Settlement (as defined in the MOU) consistent in all material respects with the MOU. The Company shall, with regards to each material domain name listed in Section 3.01(h)(i) of the Company Disclosure Schedule that is in the name of a person or entity other than the Company or one of its Subsidiaries (including the domain name www.ciao.de), promptly (but no later than the Closing Date) transfer such domain name registration to that of the Company or one of its Subsidiaries.
          Section 4.02 No Solicitation.
               (a) Notwithstanding any other provision of this Agreement to the contrary, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. New York City time on August 4, 2008 (the “No-Shop Period Start Time”), the Company and its

Subsidiaries and their respective Representatives shall have the right to: (i) initiate, solicit and encourage, whether publicly or otherwise, Takeover Proposals, including by way of providing access to non-public information pursuant to (but only pursuant to) one or more Acceptable Confidentiality Agreements; provided that (A) the Company shall promptly provide to Parent any material non-public information concerning the Company or its Subsidiaries that is provided to any person given such access which was not previously provided to Parent and (B) the Company shall not disclose (and shall not permit any of its Representatives to disclose) the terms of the Financing Commitments or the identities of the financing sources therein, except to the extent such terms are otherwise publicly available; and (ii) enter into and maintain discussions or negotiations with respect to Takeover Proposals or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations.
               “Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement that contains provisions that are no less favorable in the aggregate to the Confidentiality Agreement; provided that such confidentiality agreements shall not prohibit compliance with Sections 4.02(f)(i) and (ii).
               “Takeover Proposal” means any inquiry, proposal or offer from any person or group of persons relating to, any direct or indirect acquisition or purchase, in one transaction or a series of related transactions, of assets (including equity securities of any Subsidiary of the Company) or businesses that constitute 15% or more of the revenues, net income or assets of the Company and its Subsidiaries (taken as a whole), or 15% or more of any class of equity securities of the Company or any of its Subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of any class of equity securities of the Company or any of its Subsidiaries, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving the Company or any of its Subsidiaries pursuant to which any person or the stockholders of any person would own 15% or more of any class of equity securities of the Company or any of its Subsidiaries or of any resulting parent company of the Company, in each case other than the transactions contemplated by this Agreement.
               “Superior Proposal” means any Takeover Proposal that if consummated would result in such person (or its stockholders) owning, directly or indirectly, more than 50% of the shares of Company Common Stock then outstanding (or of the shares of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or a majority of the assets of the Company and its Subsidiaries (taken as a whole), which the Board of Directors of the Company reasonably determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) would, if consummated, be more favorable to the stockholders of the Company from a financial point of view than the transactions contemplated by this Agreement (taking into account all the terms and conditions of such proposal and this Agreement, including (x) the likelihood and timing of consummation of such transaction on the terms set forth therein (as compared to the terms in this Agreement), (y) all appropriate legal, financial (including the financing terms of such proposal), regulatory and other aspects of such proposal and (z) any changes to the financial and other terms of this Agreement proposed by Parent in response to such Takeover Proposal or otherwise).

               (b) During the period from the No-Shop Period Start Time to the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.01, the Company will not, and will cause its Subsidiaries not to, and will use its reasonable best efforts to cause the Company’s and its Subsidiaries’ respective officers, directors, employees and other Representatives not to, directly or indirectly, (i) initiate or solicit or knowingly encourage (including by way of providing information), the submission of any inquiries, proposals or offers or any other efforts or attempts that constitute or may reasonably be expected to lead to, a Takeover Proposal or (ii) except as permitted in Section 4.02(c), (A) engage in negotiations or discussions with, or furnish access to its properties, books and records or provide any information or data to, any person relating to an Takeover Proposal, (B) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Takeover Proposal, (C) execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement providing for or relating to any Takeover Proposal (other than a confidentiality agreement in connection with the actions contemplated by Section 4.02(c)), (D) enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated by this Agreement or (E) publicly propose or agree to do any of the foregoing. Subject to Section 4.02(c) and except with respect to any Takeover Proposal received prior to the No-Shop Period Start Time with respect to which the requirements of Sections 4.02(c)(ii) and (iii) have been satisfied as of the No-Shop Period Start Time (any such Person so submitting such a Takeover Proposal, an “Excluded Party”), as determined, with respect to any Excluded Party, by the Board of Directors of the Company no later than the later of (i) the No-Shop Period Start Time and (ii) the second Business Day following the date on which the Company received such Excluded Party’s written Takeover Proposal (it being understood, that following the No-Shop Period Start Time until such time as the Board of Directors of the Company determines that a Person is an Excluded Party, the Company shall not be permitted to take any action with respect to such Person that it would be prohibited from taking with respect to a non-Excluded Party pursuant to Section 4.02(c)), on the No-Shop Period Start Time the Company and its Subsidiaries and their respective Representatives shall immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons conducted theretofore by the Company, its Subsidiaries or any Representatives with respect to any Takeover Proposal. Notwithstanding anything contained in Section 4.02 to the contrary, any Excluded Party shall cease to be an Excluded Party for all purposes under this Agreement at such time as the Takeover Proposal made by such party fails, in the reasonable judgment of the Board of Directors of the Company, to satisfy the requirements of Section 4.02(c). Within two Business Days of the No-Shop Period Start Time, the Company shall notify Parent of the number of Excluded Parties and provide Parent a written summary of the material terms and conditions of each Takeover Proposal received from any Excluded Party.
               (c) Notwithstanding anything to the contrary in Section 4.02(b), following the No-Shop Period Start Time and at any time prior to obtaining the Stockholder Approval, in the event that (i) the Company receives an unsolicited written Takeover Proposal that the Board of Directors of the Company believes in good faith to be bona fide, (ii) the Board of Directors of the Company determines in good faith, after consultation with its independent financial advisors and outside counsel, that such Takeover Proposal constitutes or could reasonably be expected to result in a Superior Proposal and (iii) after consultation with outside counsel, the Board of Directors of the Company determines in good faith that the failure to take such action could reasonably be expected to violate its fiduciary duties under applicable Law, then the Company and its Board of Directors may (A) participate in discussions or negotiations (including, as a part thereof, making any counterproposal) with the Person making the Takeover Proposal regarding such Takeover Proposal and (B) furnish information with respect to the Company and its Subsidiaries to the Person making the Takeover Proposal; provided that the Company (x) will not, and will not allow its Representatives to, disclose any non-public information to such Person without entering into an Acceptable Confidentiality Agreement, and (y) will promptly provide to Parent any non-public information concerning the Company or its Subsidiaries provided to such other Person which was not previously provided to Parent. Notwithstanding anything to the contrary contained in Section 4.02(b) or this Section 4.02(c), prior to obtaining the Stockholder Approval, the Company shall be permitted to take the actions described in clauses (A) and (B) above with respect to any Excluded Party.
               (d) From and after the No-Shop Period Start Time, the Company will promptly (and in any event within one Business Day) notify Parent of the receipt by the Company of any Takeover Proposal, which notice shall include the material terms of and identity of the person(s) making such Takeover Proposal. From and after the No-Shop Period Start Time, the Company will keep Parent informed on a current basis of the status and material details of any such Takeover Proposal and of any material amendments or proposed material amendments thereto and any material developments, discussions and negotiations concerning such Takeover Proposal, in each case, in any event no later than 2 calendar days after the occurrence of the applicable amendment, development, discussion, or negotiation. Without limiting the foregoing, the Company shall promptly (within one Business Day) notify Parent orally and in writing if it determines to begin providing information or to engage in discussions or negotiations with a Person or group of Persons pursuant to Section 4.02(c).
               (e) The Board of Directors of the Company shall not (i) approve, endorse or recommend (or publicly propose to approve, endorse or recommend) any Takeover Proposal or enter into a definitive agreement with respect to a Takeover Proposal or (ii) modify or amend (or publicly propose to modify or amend) in a manner adverse to Parent or withdraw (or publicly propose to withdraw) the Company Board Recommendation, including a failure to include the Company Board Recommendation in the Proxy Statement ((i) or (ii) above being referred to as a “Change in Recommendation”); provided, however, that the Board of Directors of the Company may, at any time prior to obtaining the Stockholder Approval, make a Change in Recommendation if (i) the Board of Directors of the Company determines, in good faith (after consultation with its outside legal counsel), that the failure to take such action could reasonably be expected to violate the directors’ fiduciary duties under applicable Law or (ii) in response to a Superior Proposal under the circumstances contemplated in Section 4.02(f).
               (f) Notwithstanding anything to the contrary contained in this Agreement, if, at any time prior to obtaining the Stockholder Approval, the Company receives a Takeover Proposal which the Board of Directors of the Company concludes in good faith constitutes a Superior Proposal after giving effect to all of the adjustments which may be offered by Parent pursuant to clause (ii) below, the Board of Directors of the Company may (x) effect a Change in Recommendation and/or (y) terminate this Agreement (in accordance with Section 7.01) to enter into a definitive agreement with respect to such Superior Proposal if the Board of Directors of the Company determines in good faith, after consultation with outside counsel, that failure to take such action could reasonably be expected to violate its fiduciary duties under applicable Law; provided, however, that the Company shall not terminate this Agreement pursuant to the foregoing clause (y), and any purported termination pursuant to the foregoing clause (y) shall be void and of no force or effect, unless within one Business Day after such termination the Company pays the Company Termination Fee payable pursuant to Section 5.05(b); provided, further, that the Board of Directors may not effect a Change in Recommendation pursuant to the foregoing clause (x) or terminate this Agreement pursuant to the foregoing clause (y) unless:
          (i) the Company shall have provided prior written notice to Parent and Sub, at least three calendar days in advance (the “Notice Period”), of its intention to effect a Change in Recommendation in response to such Superior Proposal or terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal, which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal); and
          (ii) prior to effecting such Change in Recommendation or terminating this Agreement to enter into a definitive agreement with respect to such Superior Proposal, the Company shall, and shall cause its financial and legal advisors to, during the Notice Period, negotiate with Parent and Sub in good faith (to the extent Parent and Sub desire to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Takeover Proposal ceases to constitute a Superior Proposal.
               In the event of any material revisions to the Superior Proposal, the Company shall be required to deliver a new written notice to Parent and Sub and to comply with the requirements of this Section 4.02(f) with respect to such new written notice, except that the Notice Period shall be reduced to two calendar days.
               (g) Nothing in this Agreement shall prohibit or restrict the Board of Directors of the Company, in circumstances not involving a Takeover Proposal, from amending, modifying or withdrawing the Board of Directors recommendation to the extent that the Board of Directors determines in good faith (after consultation with outside legal counsel) that such action is necessary under applicable Law in order for the directors to comply with their fiduciary duties to the Company’s stockholders. The Company shall give Parent written notice of any such action taken by the Board of Directors not later than the Business Day next succeeding the day on which such action is taken, setting forth in reasonable detail the action taken and the basis therefor.

ARTICLE V
ADDITIONAL AGREEMENTS
          Section 5.01 Preparation of the Proxy Statement; Stockholders’ Meeting.
               (a) As soon as reasonably practicable following the date of this Agreement, the Company and Parent shall prepare and the Company shall file with the SEC the Proxy Statement. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the stockholders of the Company as promptly as practicable. Parent shall furnish to the Company all information as may be reasonably requested by the Company in connection with the preparation, filing and distribution of the Proxy Statement. No filing of, or amendment or supplement to, the Proxy Statement will made by the Company without providing Parent a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company. The parties shall notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or for additional information and shall supply each other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement or the Merger.
               (b) The Company shall use its reasonable best efforts to, within 120 days following the date of this Agreement, establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders (the “Stockholders’ Meeting”) for the purpose of obtaining the Stockholder Approval; provided, that such date may be extended to the extent reasonably necessary to permit the Company to file and distribute any material amendment to the Proxy Statement as is required by applicable law. Subject to Section 4.02, the Company shall, through its Board of Directors, recommend to its stockholders adoption of this Agreement and the Merger and shall include the Company Board Recommendation in the Proxy Statement. A Change in Recommendation permitted by Section 4.02(e), (f) or (g) will not constitute a breach by the Company of this Agreement. Without limiting the generality of the foregoing, but subject to the terms of this Agreement, the Company’s obligations pursuant to the first sentence of this Section 5.01(b) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Takeover Proposal (whether or not a Superior Proposal). In addition, notwithstanding any Change in Recommendation, unless this Agreement is terminated pursuant to, and in accordance with, Section 7.01, this Agreement shall be submitted to the stockholders of the Company at the Stockholders Meeting for the purpose of adopting this Agreement.

          Section 5.02 Access to Information; Confidentiality.
               (a) To the extent permitted by applicable Law, the Company shall afford to Parent, and to Parent’s Representatives, reasonable access during normal business hours and upon reasonable prior notice to the Company during the period prior to the Effective Time to all its and its Subsidiaries’ properties, books, Contracts, commitments, personnel and records, and, during such period, the Company shall furnish promptly to Parent (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws and (ii) all other information concerning its and its Subsidiaries’ business, properties and personnel as Parent may reasonably request; provided that such access and inspections shall not unreasonably disrupt the operations of the Company or its Subsidiaries; and provided, further, that the Company shall not be required to (or to cause any of its Subsidiaries to) so confer, afford such access or furnish such copies or other information to the extent that doing so would result in a violation of law, result in the loss of attorney-client privilege or violate confidentiality obligations owing to third parties. Without limiting the foregoing, between the date of this Agreement and the Effective Time, the Company shall (and shall cause its Affiliates to) reasonably cooperate with Parent in connection with Parent securing the Financing contemplated by Section 3.02(e), including, without limitation, cooperating with the Parent in obtaining appraisals of the assets of the Company and its Subsidiaries, sending notices to reflect the change of control, obtaining reasonable access to the Company’s accountants and their work papers, making employees of the Company and its Subsidiaries reasonably available, providing all financial information relating to the Company and its Subsidiaries as may be reasonably requested by Parent, and permitting Parent and its accountants reasonable access to the Company and its Subsidiaries. Nothing contained in this Agreement shall give to Parent or its Subsidiaries, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time.
               (b) Except for disclosures expressly permitted by the terms of this Agreement or the confidentiality agreement between Quadrangle Advisors II LLC and the Company dated October 30, 2006, as amended on November 7, 2006 and January 2, 2008 (the “Confidentiality Agreement”), (i) Parent shall hold, and shall cause its Subsidiaries and their respective directors, officers, employees, accountants, counsel, financial advisors and other Representatives to hold, all information received from the Company, directly or indirectly, in confidence in accordance with the Confidentiality Agreement and (ii) the Company shall hold, and shall cause its Subsidiaries and their respective officers, employees, accountants, counsel, financial advisors and other Representatives to hold, all information received from the Parent, directly or indirectly, in confidence in accordance with the Confidentiality Agreement. The Confidentiality Agreement shall survive any termination of this Agreement.
          Section 5.03 Reasonable Best Efforts.
               (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper and advisable to consummate and make effective, as promptly as practicable, the Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts to accomplish the following: (i) that the conditions set forth in

Article VI are satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, and approvals from Governmental Entities and non-governmental third parties and the making of all necessary registrations, notices and filings (including filings with Governmental Entities) and (iii) the obtaining of all necessary consents, approvals or waivers from third parties. In connection with and without limiting the foregoing, the Company and Parent shall (A) file as promptly as practicable (and in any event within 10 Business Days) with the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) the notification and report form (the “HSR Filing”) required under the HSR Act with respect to the Merger and the other transactions contemplated by this Agreement, and (B) make, as promptly as practicable, all notifications and other filings required (1) under any applicable non-U.S. antitrust or competition laws (together with the HSR Filings, the “Antitrust Filings”) and (2) under any other applicable competition, merger control, antitrust or similar Law that the Company and Parent deem advisable or appropriate, in each case, with respect to the transactions contemplated by this Agreement and as promptly as practicable. The Antitrust Filings shall be in substantial compliance with the requirements of the Laws, as applicable. Subject to first having used all reasonable efforts to negotiate a resolution of any objections underlying such lawsuits or other legal proceedings, Company and Parent shall use reasonable best efforts to defend and contest any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement, including seeking to have any stay, temporary restraining order, or preliminary injunction entered by any Governmental Entity vacated or reversed.
               (b) The Company and Parent shall cooperate and consult with each other in connection with the making of all such filings, notifications and any other material actions pursuant to this Section 5.03, subject to applicable Law, by permitting counsel for the other party to review in advance, and consider in good faith the views of the other party in connection with, any proposed material written communication to any Governmental Entity and by providing counsel for the other party with copies of all filings and submissions made by such party and all correspondence between such party (and its advisors) with any Governmental Entity and any other information supplied by such party and such party’s Affiliates to a Governmental Entity or received from such a Governmental Entity in connection with the transactions contemplated by this Agreement; provided, however, that material may be redacted (x) as necessary to comply with contractual arrangements, and (y) as necessary to address good faith legal privilege or confidentiality concerns. Neither party shall file any such document or take such action if the other party has reasonably objected (and not withdrawn its objection) to the filing of such document or the taking of such action on the grounds that such filing or action would reasonably be expected to either (i) prevent, materially delay or materially impede the consummation of the Merger or the other transactions contemplated hereby or (ii) cause a condition set forth in Article VI to not be satisfied in a timely manner. Neither party shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Governmental Entity without the consent of the other party.
               (c) Each of the Company and Parent will promptly inform the other party upon receipt of any material communication from the FTC, the Antitrust Division or any other Governmental Entity regarding any of the transactions contemplated by this Agreement. If the

Company or Parent (or any of their respective Affiliates) receives a request for additional information or documentary material from any such Governmental Entity that is related to the transactions contemplated by this Agreement, then such party will endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. The parties agree not to participate, or to permit their Affiliates to participate, in any substantive meeting or discussion with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it so consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate. Each party will advise the other party promptly of any understandings, undertakings or agreements (oral or written) which the first party proposes to make or enter into with the FTC, the Antitrust Division or any other Governmental Entity in connection with the transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, each party will use all reasonable efforts to resolve any objections that may be asserted with respect to the transactions contemplated by this Agreement under any antitrust, competition or trade regulatory Laws, including (subject to first having used all reasonable efforts to negotiate a resolution to any such objections) contesting and resisting any action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger or the other transactions contemplated by this Agreement and to have such statute, rule, regulation, decree, judgment, injunction or other Order repealed, rescinded or made inapplicable so as to permit consummation of the transactions contemplated by this Agreement.
               (d) Notwithstanding anything herein to the contrary (including, without limitation, Section 5.03), no party is required to, and the Company may not, without the prior written consent of Parent, become subject to, consent or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or Order to sell, to hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets or business of the Company, Parent, or any of their Affiliates in any manner which, individually or in the aggregate with all other such requirements, conditions, understandings, agreements and Orders could reasonably be expected to have a material adverse effect on the combined business, financial condition or results of operations of Parent, the Company and their respective Subsidiaries taken as a whole. Notwithstanding anything in this Agreement to the contrary, the Company will, upon the request of Parent, become subject to, or consent or agree to or otherwise take any action with respect to, any requirement, condition, understanding, agreement or Order to sell, to hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets or business of the Company or any of its Affiliates, so long as such requirement, condition, understanding, agreement or Order is binding on the Company only in the event that the Closing occurs. Furthermore, without the prior written consent of the Parent (determined in its sole discretion), in no event shall the Company or Parent or any of their respective Subsidiaries or Affiliates: (i) pay any consideration to, amend or enter into any agreement with, any non-governmental third party to obtain any consent to the Merger or to otherwise comply with Section 5.03(e); or (ii) agree to the imposition of limitations on the ability of Parent or any Affiliate of Parent to hold, or exercise full rights of ownership of, any shares of capital stock of the Surviving Corporation, including the right to vote such shares on all matters properly presented to the stockholders of the Surviving Corporation.
               (e) The Company and its Board of Directors shall (i) use reasonable best efforts to ensure that no state takeover Law or similar Law is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement and (ii) if any state takeover Law or similar Law becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement, use reasonable best efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Law on this Agreement, the Merger and the other transactions contemplated by this Agreement.
          Section 5.04 Indemnification, Exculpation and Insurance.
               (a) Parent acknowledges that the Surviving Corporation shall by operation of law assume the obligations with respect to all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers, employees or agents of the Company or any of its Subsidiaries as provided in the Company’s or any of its Subsidiaries’ certificate of incorporation, the Bylaws or any indemnification Contract between such directors, officers, employees or agents and the Company or any of its Subsidiaries (in each case, as in effect on the date of this Agreement), without further action, as of the Effective Time and such obligations shall survive the Merger and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Time.
               (b) In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and other assets to any person, then, and in each such case, Parent shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation shall expressly assume the obligations set forth in this Section 5.04 for a period of not less than six years from the Effective Time. In the event (A) the Surviving Corporation transfers any material portion of its assets, in a single transaction or in a series of transactions, or (B) Parent takes any action to materially impair the financial ability of the Surviving Corporation to satisfy the obligations referred to in Section 5.04(a), Parent will either guarantee such obligations or take such other action to ensure that the ability of the Surviving Corporation, legal and financial, to satisfy such obligations will not be diminished in any material respect.
               (c) Commencing at or prior to the Effective Time and until six years after the Effective Time, Parent shall maintain (directly or indirectly through the Company’s existing insurance programs) in effect directors’ and officers’ liability insurance in respect of acts or omissions occurring at or prior to the Effective Time, covering each person currently covered by the directors’ and officers’ liability insurance policy maintained by the Company or its Subsidiaries (a complete and accurate copy of which has been heretofore delivered to Parent) on terms with respect to such coverage and amounts comparable to the insurance maintained currently by the Company or its Subsidiaries, as applicable; provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are not less advantageous to the beneficiaries of the current policies and with carriers having an A.M. Best “key rating” of A X or better, provided that such substitution shall not result in any gaps or lapses in coverage with respect to matters occurring prior to the Effective Time, and provided, further, that the Surviving Corporation shall first use its reasonable best efforts to obtain from such carriers a so-called “tail” policy providing such coverage and being effective for the full six year period referred to above, and shall be entitled to obtain such coverage in annual policies from such carriers only if it is unable, after exerting such efforts for a reasonable period of time, to obtain such a “tail” policy; and provided, further, that the Surviving Corporation shall not be required to pay an annual premium in excess of 300% of the last annual premium paid by the Company prior to the date of this Agreement as set forth in Section 5.04(c) of the Company Disclosure Schedule (or, in the case of a “tail” policy obtained pursuant to the preceding proviso, shall not be required to pay an aggregate premium therefor in excess of an amount equal to six times 300% of such last annual premium) and, if the Surviving Corporation is unable to obtain the insurance required by this Section 5.04(c), it shall obtain as much comparable insurance as possible for an annual premium (or an aggregate premium, as the case may be) equal to such maximum amount; and provided, further that Parent shall not acquire the insurance required by this Section 5.04(c) at or prior to the Effective Time without the Company’s prior consent (such consent not to be unreasonably withheld or delayed).
               (d) The provisions of this Section 5.04: (i) are intended to be for the benefit of, and will be enforceable by, each indemnified party, his or her heirs and his or her representatives; and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract or otherwise. It is expressly agreed that the indemnified parties shall be third party beneficiaries of this Section 5.04.
          Section 5.05 Fees and Expenses.
               (a) Except as otherwise provided in this Section 5.05, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that expenses incurred in connection with the filing, printing and mailing of the Proxy Statement shall be shared equally by Parent and the Company.
               (b) In the event that
          (i) this Agreement is terminated by the Company pursuant to Section 7.01(e) or Parent pursuant to Section 7.01(f); or
          (ii) (A) a Takeover Proposal shall have been made to the stockholders of the Company generally or shall have otherwise become publicly known, disclosed or proposed or any person shall have publicly announced an intention (whether or not conditional) to make a Takeover Proposal, (B) thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 7.01(b)(i) or Section 7.01(b)(ii) or by the Parent pursuant to Section 7.01(c) and (C) within nine (9) months after such termination, the Company enters into, or submits to the stockholders of the Company for adoption, a definitive agreement with respect to any Takeover Proposal, or consummates the transactions contemplated by any Takeover Proposal (provided that, for purposes of this Section 5.05(b)(ii), all references to 15% in the definition of Takeover Proposal shall be deemed to be 50%) which in each case, need not be the same Takeover Proposal that shall have been publicly announced or made known at or prior to termination of this Agreement;
then (in the case of the occurrence of any one or more of Sections 5.05(b)(i) and 5.05(b)(ii)) the Company shall pay Parent a one-time Company Termination Fee (less any Expenses that may previously have been paid or are payable in the circumstances as provided below) by wire transfer of immediately available funds on the first Business Day following (x) in the case of a payment required by Section 5.05(b)(i), the date of termination of this Agreement, and (y) in the case of a payment required by Section 5.05(b)(ii), the date of the consummation of such Takeover Proposal. For purposes of this Agreement, “Company Termination Fee” means an amount equal to $10,000,000; provided, if the Company Termination Fee becomes payable by the Company in connection with a termination under Section 7.01(e) in order to enter into a definitive agreement with respect to a Takeover Proposal with an Excluded Party, then the Company Termination Fee shall be $5,000,000.
               (c) In the event that this Agreement is terminated by Parent, on the one hand, or the Company, on the other hand, pursuant to Section 7.01(b)(ii) (or is terminated by the Company pursuant to a different section of 7.01 at a time when this Agreement was terminable pursuant to Section 7.01(b)(ii)) or by Parent pursuant to Section 7.01(c) (or is terminated by the Company pursuant to a different section of Section 7.01 at a time when this Agreement was terminable pursuant to Section 7.01(c)), then the Company shall pay to Parent an amount equal to the sum of Parent’s Expenses (not to exceed $3,500,000 in the aggregate) for which Parent has not theretofore been reimbursed by the Company in cash by wire transfer in immediately available funds, such payment to be made following such termination within two Business Days following delivery to the Company of notice of demand for such payment. For purposes of this Agreement, the term “Expenses” means, with respect to a party hereto, all reasonable, documented out-of-pocket expenses (including, without limitation, all reasonable fees and expenses of debt financing sources (including those who are parties to any financing commitments), counsel, accountants, investment bankers, experts and consultants to a party hereto) incurred by a party or on its behalf in connection with or related to the sale process, including the authorization, negotiation, execution and performance of this Agreement and the transactions contemplated hereby.
               (d) In the event that this Agreement is terminated by the Company pursuant to (i) Section 7.01(d) or (ii) Section 7.01(b)(i); and, at the time of such termination, the conditions set forth in Sections 6.01 and Sections 6.02(a), (b), (c) and (d) have been satisfied; and, in the case of termination by the Company pursuant to Section 7.01(b)(i), the conditions set forth in Sections 6.01 and Sections 6.02(a), (b), (c) and (d) have been satisfied for at least one Business Day prior to such termination, then the Parent shall pay to the Company a fee of $12,500,000 (the “Parent Termination Fee”) by wire transfer in immediately available funds no later than two Business Days after such termination by the Company.

               (e) The Company and Parent acknowledge and agree that the agreements contained in this Section 5.05 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Company and Parent would not have entered into this Agreement; accordingly, if any party fails to pay when due the amount payable pursuant to this Section 5.05, and, in order to obtain such payment, the owed party commences a suit that results in a judgment against the owing party for the amounts set forth in this Section 5.05, the owing party shall pay to the owed party its costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such suit, together with interest on the terms set forth in this Section 5.05, from the date such payment was required to be made until the date of receipt by the owed party of immediately available funds in such amount at the prime rate of Citibank, N.A., in effect on the date such payment was required to be made.
               (f) Each of the parties hereto acknowledges that the agreements contained in this Section 5.05 are an integral part of the transactions contemplated by this Agreement and that neither the Company Termination Fee nor the Parent Termination Fee is a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and Sub or the Company, as the case may be, in the circumstances in which such termination fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. Notwithstanding anything to the contrary in this Agreement, the Company’s right to receive payment of the Parent Termination Fee from Parent pursuant to this Section 5.05 or the guarantee thereof pursuant to the Guarantee shall be the sole and exclusive remedy of the Company and its Subsidiaries against Parent, Sub, the Guarantor and any of their respective former, current or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates or agents for the loss suffered as a result of the failure of the Merger to be consummated, and upon payment of such amount, none of Parent, Sub, the Guarantor or any of their former, current or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby.
          Section 5.06 Public Announcements. Except with respect to the announcement of any Change in Recommendation (or proposed Change in Recommendation) made pursuant to, and in accordance with, the express terms of Section 4.02 of this Agreement, Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties.
          Section 5.07 Stockholder Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any litigation against the Company or its Subsidiaries and/or their respective directors or officers relating to the transactions contemplated by this Agreement.

          Section 5.08 Employee Matters.
               (a) Parent agrees to, and to cause the Company to, honor all Benefit Plans in accordance with their terms as in effect immediately before the Effective Time, subject to any amendment or termination thereof that may be permitted by the terms of such plans and applicable law. For a period of two years following the Effective Time, Parent shall cause Surviving Corporation and its affiliates to provide (i) to each current employee of the Company and its Subsidiaries (“Company Employees”) annual base salary and base wages, and annual cash or other incentive compensation opportunities, in each case, that are no less favorable, in the aggregate, than such annual base salary and base wages, and annual cash incentive compensation opportunities provided to the Company Employees immediately prior to the Effective Time, and (ii) to Company Employees benefits (excluding equity-based compensation) that are no less favorable, in the aggregate, to benefits (excluding equity-based compensation) generally provided to Company Employees immediately prior to the Effective Time; provided that, notwithstanding the foregoing, following the first anniversary of the Effective Time, Parent shall be permitted to make market rate adjustments to welfare plan employee premium and copay arrangements.
               (b) For all purposes under the employee benefit plans of Surviving Corporation and its affiliates providing benefits to any Company Employees after the Effective Time (the “New Plans”), each Company Employee shall be receive credit for his or her years of service with the Company and its affiliates before the Effective Time (including predecessor or acquired entities), to the same extent that such Company Employee received credit for such service before the Effective Time (except (i) for credit for benefit accrual under any defined benefit pension plan and (ii) to the extent such credit would result in a duplication of accrual of benefits). In addition, and without limiting the generality of the foregoing, to the extent legally permissible: (i) each Company Employee immediately shall be eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is replacing comparable coverage under a Benefit Plan in which such Company Employee participated immediately before the Effective Time; and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents unless such conditions and requirements would not have been waived under the comparable Benefit Plans of the Company or its Subsidiaries in which such employee participated immediately prior to the Effective Time, and Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year ending on the date such employee’s participation in the New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.
               (c) Nothing contained herein shall be construed as requiring, and the Company shall take no action that would have the effect of requiring, Parent or the Surviving Corporation to continue any specific employee benefit plans or to continue the employment of any specific person. The provisions of this Section 5.08 are solely for the benefit of the parties to this Agreement, and no current or former employee, director or independent contractor or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of the Agreement, and nothing herein shall be construed as an amendment to any Benefit Plan for any purpose.
          Section 5.09 Financing.
               (a) Parent and Sub shall use their reasonable best efforts to (i) arrange the Financing on the terms and conditions described in the Financing Commitments (or on other terms that would not adversely impact the ability of Parent or Sub to timely consummate the transactions contemplated by this Agreement), (ii) negotiate definitive agreements with respect to the Debt Financing on the terms and conditions contained in the Debt Commitment Letters (or on other terms that would not adversely impact the ability of Parent or Sub to timely consummate the transactions contemplated by this Agreement), and (iii) to satisfy all agreements and conditions applicable to it in such definitive agreements and consummate the Financing no later than November 30, 2008. In the event that any portion of the Financing becomes unavailable in the manner or from the sources contemplated in the Financing Commitments, (A) Parent shall promptly notify the Company and (B) Parent and Sub shall use their reasonable best efforts to arrange to obtain any such portion from alternative sources, on terms that are no less favorable to Parent and Sub, as promptly as practicable following the occurrence of such event, including entering into definitive agreements with respect thereto (such definitive agreements entered into pursuant to the first or second sentence of this Section 5.09(a) being referred to as the “Financing Agreements”). In the event that all conditions to the Financing Commitments (other than, in connection with the Debt Financing, the availability or funding of any of the Equity Financing) have been satisfied, Parent shall, subject to the satisfaction of the conditions set forth in Sections 6.01 and 6.02 of this Agreement, use its reasonable best efforts to cause the lenders and other Persons providing such Financing to fund the Financing required to consummate the Merger on the Closing Date. In connection with its obligations under this Section 5.09, with the prior written consent of the Company (which shall not be unreasonably withheld or delayed), Parent shall be permitted to amend, modify or replace the Debt Commitment Letters with new Debt Commitment Letters (the “New Financing Commitments”). In such event, the term “Financing Commitments” as used in this Agreement shall be deemed to include the New Financing Commitments to the extent then in effect. Parent shall (x) furnish to the Company complete, correct and executed copies of the Financing Agreements promptly upon their execution (other than fee letters), (y) give the Company prompt notice of any breach by any party of any of the Financing Commitments, any proposed alternative financing commitment or the Financing Agreements of which Parent or Sub becomes aware or any termination thereof and (z) otherwise keep the Company reasonably informed of the status of Parent’s and Sub’s efforts to arrange the Financing.
               (b) The Company shall, and shall cause each of its Subsidiaries to, reasonably cooperate in connection with the arrangement of the Financing as may be reasonably requested by Parent (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries). Such cooperation by the Company and its Subsidiaries shall include, at the reasonable request of Parent, (i) using its reasonable best efforts to cause to be delivered such officer’s or other certificates as are customary in financings of such type (including a certificate of the chief financial officer of the Company with respect to solvency matters) and as are, in the good faith determination of the persons executing such certificates, accurate, (ii) agreeing to enter into such agreements as are customary in financings of such type, including definitive financing documents, lock-box, blocked account and similar agreements, and agreeing to pledge, guarantee, grant security interests in, and otherwise grant liens on, the Company’s or its Subsidiaries’ assets pursuant to such agreements, as may be reasonably requested (and executing and delivering any documents or instruments, or agreeing to enter into agreements, in connection with the foregoing); provided, that no obligation of the Company or its Subsidiaries under any such agreement, pledge, guarantee or grant contemplated by this clause (ii) shall be effective until the Effective Time, (iii) using its reasonable best efforts to cause its independent registered public accountants to deliver such comfort letters as are customary in financings of such type, (iv) providing Parent and Sub and their Financing sources as promptly as practicable (and in no event later than 30 days prior to the Outside Date) with financial and other pertinent information (including quarterly financial statements of the Company and its Subsidiaries prepared in the ordinary course of business) with respect to the Company and its Subsidiaries, including, without limitation, all financial statements and other financial data required by the Debt Commitment Letters, (v) making the Company’s or Subsidiaries’ executive officers and other relevant employees reasonably available to assist the lenders providing the Financing, including customary and reasonable participation in road shows, due diligence sessions and sessions with rating agencies, assisting Parent and such lenders in developing financial projections and pro forma financial statements, and otherwise reasonably cooperating in connection with the consummation of the Financing, (vi) permitting the lenders providing the Financing to conduct field audits and facility visits as part of their evaluation of the Company’s assets, cash management and accounting systems and their policies and procedures relating thereto and otherwise taking all actions reasonably necessary to permit the lenders to make such evaluations, (vii) assisting Parent and Sub with their preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with the Financing (including the execution and delivery of one or more customary representation letters in connection therewith), (viii) reasonably cooperating with the marketing efforts for any of the Financing, including providing assistance in the preparation for and participating in, meetings, due diligence sessions and similar presentations to and with, among others, prospective lenders, investors and rating agencies; (ix) providing monthly financial statements (excluding footnotes) to the extent the Company customarily prepares such financial statements and (x) taking all corporate actions, subject to the occurrence of the Closing, to permit consummation of the Financing and the direct borrowing or incurrence of all proceeds of the Debt Financing by the Surviving Corporation immediately following the Effective Time. Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 5.09. Notwithstanding anything in this Agreement to the contrary, neither the Company nor any of its Subsidiaries shall be required to pay any commitment or other fee or incur any other liability or obligation or authorize any of corporate action in connection with the Financing (or any replacements thereof) prior to the Effective Time. All non-public or otherwise confidential information regarding the Company obtained by Parent, Sub or their Representatives pursuant to this Section 5.09 shall be kept confidential in accordance with the Confidentiality Agreement, except to the extent otherwise consented to by the Company (which consent shall not be unreasonably withheld or delayed). The Company hereby consents to the use of its and its

Subsidiaries’ logos in connection with the Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.
               (c) Each of Parent and Sub acknowledges and agrees that, (i) prior to the Effective Time, the Company and its Subsidiaries, and (ii) at all times, its other Affiliates and its Representatives shall have no responsibility for any financing that Parent or Sub may raise in connection with the transactions contemplated hereby. Any rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents prepared by or on behalf of Parent or Sub or any of their Affiliates, or Parent’s or Sub’s financing sources, in connection with Parent’s or Sub’s financing activities in connection with the transactions contemplated hereby (collectively, “Offering Materials”), which include any information provided by or on behalf of the Company and its Affiliates in connection with the Financing Commitment, and all such Offering Materials shall include a disclaimer to the effect that the Company and its Affiliates and Representatives have no responsibility for the content of such Offering Materials and disclaim all responsibility therefor and shall further include a disclaimer with respect to the Company and its Affiliates and Representatives in any oral disclosure with respect to such financing activities.
               (d) Without limiting the other provisions of this Section 5.09, the Company shall deliver to Parent a certificate executed by the Chief Financial Officer of the Company setting forth Consolidated EBITDA (as defined in Annex II) for (i) the three and twelve month period ending June 30, 2008, together with supporting calculations in reasonable detail, by the earlier of August 15, 2008 and five calendar days following the date the Company files its Form 10-Q for the quarter ending June 30, 2008 with the SEC, (ii) if the Closing Date shall not have occurred on or prior to August 31, 2008, but occurs on or prior to September 30, 2008, the twelve month period ending July 31, 2008, together with supporting calculations in reasonable detail, by the later of August 31, 2008 and two Business Days prior to the Closing Date, (iii) if the Closing Date shall not have occurred on or prior to September 30, 2008, but occurs on or prior to October 14, 2008, the twelve month period ending August 31, 2008, together with supporting calculations in reasonable detail, by the later of September 30, 2008 and two Business Days prior to the Closing Date and (iv) if the Closing Date shall not have occurred on or prior to October 14, 2008, the three and twelve month period ending September 30, 2008, together with supporting calculations in reasonable detail, by October 14, 2008.
ARTICLE VI
CONDITIONS PRECEDENT
          Section 6.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or (to the extent permitted by Law) waiver by Parent and the Company on or prior to the Closing Date of the following conditions:
               (a) Stockholder Approval. The Stockholder Approval shall have been obtained.

               (b) Antitrust. (i) The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired and (ii) any required non-U.S. antitrust or competition law filings shall have been made and, if applicable, approvals shall been obtained.
               (c) No Injunctions or Restraints. There shall not be in effect any statute, regulation, order, decree or judgment of any Governmental Entity which makes illegal or enjoins or prevents the consummation of the Merger.
          Section 6.02 Conditions to Obligations of Parent and Sub. The obligations of Parent and Sub to effect the Merger are further subject to the satisfaction or (to the extent permitted by Law) waiver by Parent on or prior to the Closing Date of the following conditions:
               (a) Representations and Warranties. (i) The representations and warranties of the Company set forth in this Agreement (other than the representations and warranties set forth in Sections 3.01(a), 3.01(b), 3.01(c) and 3.01(g)(ii)) shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect”, “Material Adverse Change” and words of similar import set forth therein) as of the Closing Date as though such representations and warranties had been made at and as of such time (or, in the case of those representations and warranties that are made as of a particular date or period, at and as of such date or period), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, have a Material Adverse Effect. Each of the representations and warranties of the Company set forth in Sections 3.01(a), 3.01(b) and 3.01(c) shall be true and correct in all material respects as of the Closing Date as though each had been made at and as of the Closing Date (other than those of such representations and warranties that expressly relate to a particular date or period, in which case such particular representations shall have been true and correct in all respects as of such date or period). The representations and warranties of the Company set forth in Section 3.01(g)(ii) shall be true and correct as of the Closing Date as though made on the Closing Date. Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect dated as of the Closing Date.
               (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by the Company under this Agreement at or prior to the Closing Date other than those obligations for which Parent has provided a written waiver thereof. Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect dated as of the Closing Date.
               (c) Appraisal Rights. The aggregate number of shares of Company Common Stock at the effective time of the Merger, the holders of which have demanded purchase of their shares of Company Common Stock in accordance with the provisions of Section 262 of the DGCL, shall not equal 10% or more of the shares of Company Common Stock outstanding as of the record date for the Company Stockholders Meeting.

               (d) Consolidated EBITDA. Consolidated EBITDA for the most recent twelve month period for which a certificate is required to be delivered pursuant to Section 5.09(d) shall not be less than $40,000,000.
          Section 6.03 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction or (to the extent permitted by Law) waiver by the Company on or prior to the Closing Date of the following conditions:
               (a) Representations and Warranties. The representations and warranties of Parent and Sub set forth in this Agreement shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Parent Material Adverse Effect”, “Parent Material Adverse Change” and words of similar import set forth therein) as of the Closing Date as though such representations and warranties had been made at and as of such time (or, in the case of those representations and warranties that are made as of a particular date or period, at and as of such date or period), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, have a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent and Sub by an officer of Parent to such effect dated as of the Closing Date.
               (b) Performance of Obligations of Parent and Sub. Parent and Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date other than those obligations for which the Company has provided a written waiver thereof. The Company shall have received a certificate signed on behalf of Parent and Sub by the Chief Executive Officer and Chief Financial Officer of Parent to such effect dated as of the Closing Date.
          Section 6.04 Frustration of Closing Conditions. None of the Company, Parent or Sub may rely on the failure of any condition set forth in Section 6.01, Section 6.02 or Section 6.03, as the case may be, to be satisfied if such failure was caused by such party’s failure to act in good faith or use its reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 5.03.
ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER
          Section 7.01 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Stockholder Approval:
               (a) by mutual written consent of Parent, Sub and the Company;
               (b) by either Parent or the Company:
               (i) if the Merger shall not have been consummated on or before November 30, 2008 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.01(b)(i) shall not be available to any party whose breach of a representation, warranty, covenant or agreement in this Agreement has

(directly or indirectly) in whole or in material part been a cause of or resulted in the failure of the Merger to be consummated on or before such date;
               (ii) if the Stockholder Approval shall not have been obtained at the Stockholders’ Meeting duly convened therefor or at any adjournment or postponement thereof; or
               (iii) if any Governmental Entity of competent jurisdiction shall have issued or entered an injunction or similar legal restraint or order permanently enjoining or otherwise prohibiting the consummation of the Merger and such injunction, legal restraint or order shall have become final and non-appealable; provided, however that the party seeking to terminate this Agreement pursuant to this Section 7.01(b)(iii) shall have used such reasonable best efforts as may be required by Section 5.03 to prevent, oppose and remove such injunction;
               (c) by Parent if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of any condition set forth in Section 6.02 and (ii) is uncured or incapable of being cured by the Company prior to the earlier to occur of (A) 30 calendar days following receipt of written notice of such breach or failure to perform from Parent or (B) the Outside Date; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(c) in respect of any inaccuracy or breach of any representation or warranty of the Company to the extent that Parent has Knowledge on the date of this Agreement that such representation or warranty is inaccurate as of the date of this Agreement, or if Parent or Sub is then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement that would cause any of the conditions in Section 6.03 not to be satisfied;
               (d) by the Company, if Parent shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of any condition set forth in Section 6.03 and (ii) is uncured or incapable of being cured by Parent prior to the earlier to occur of (A) 30 calendar days following receipt of written notice of such breach or failure to perform from the Company or (B) the Outside Date; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(d) if it is then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement that would cause any of the conditions in Section 6.02 not to be satisfied;
               (e) prior to obtaining the Stockholder Approval, by the Company, in accordance with and subject to the terms and conditions of, Section 4.02(f); or
               (f) by Parent, in the event that (i) the Board of Directors shall have made a Change in Recommendation (or publicly proposes to make a Change in Recommendation) or (ii) the Company has failed to comply in any material respect with Section 4.02 (including, without limitation, the Company approving, recommending or entering into any actual or proposed acquisition agreement in violation of Section 4.02) or (iii) the Board of Directors fails to recommend against acceptance of a tender or exchange offer for any outstanding shares of capital stock of the Company that constitutes a Takeover Proposal, including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer, within 10 Business Days after commencement.
          Section 7.02 Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Sub or the Company or their directors, officers or stockholders, under this Agreement, except that the Guarantee (only to the extent reflected therein) and the provisions of Section 5.05, this Section 7.02 and Article VIII shall survive such termination; provided, however, that, without limiting the right to receive any payment pursuant to Section 5.05, the Company agrees that, to the extent it has incurred losses or damages in connection with this Agreement, the maximum aggregate liability of Parent and Sub (inclusive of the Parent Termination Fee) shall be limited to $12,500,000, and in no event shall the Company seek to recover any money damages in excess of such amount from Parent or Sub or any of their respective Representatives or Affiliates; and provided, further, that nothing herein shall relieve the Company from liability for willful and material breach of its covenants or agreements set forth in this Agreement prior to such termination, in which case Parent and/or Sub shall be entitled to all rights and remedies available at Law or in equity; provided, further, however, that without limiting the rights of Parent and Sub under Section 8.10 or the right to receive any payment pursuant to Section 5.05, Parent and Sub agree that, to the extent they have incurred losses or damages in connection with this Agreement, the maximum aggregate liability of the Company (inclusive of the Company Termination Fee and the reimbursement of Parent Expenses) shall be limited to $10,000,000, and in no event shall Parent or Sub seek to recover any money damages in excess of such amount from the Company or any of its respective Representatives or Affiliates.
          Section 7.03 Amendment. This Agreement may be amended by the parties hereto at any time before or after receipt of the Stockholder Approval; provided, however, that after Stockholder Approval has been obtained, there shall be made no amendment that by applicable Law requires further approval by the stockholders of the Company without such approval having been obtained. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
          Section 7.04 Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) to the extent permitted by applicable Law, waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) subject to the proviso to the first sentence of Section 7.03 and to the extent permitted by applicable Law, waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights nor shall any single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

          Section 7.05 Procedure for Termination or Amendment. A termination of this Agreement pursuant to Section 7.01 or an amendment of this Agreement pursuant to Section 7.03 shall, in order to be effective, require, in the case of Parent or the Company, action by its respective Board of Directors.
ARTICLE VIII
GENERAL PROVISIONS
          Section 8.01 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.
          Section 8.02 Notices. Except for notices that are specifically required by the terms of this Agreement to be delivered orally, all notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):
     if to Parent or Sub, to:
c/o Quadrangle Group LLC
375 Park Avenue
New York, NY 10152
Facsimile: (212) 418-1701
Attention: Andrew S. Frey
     with a copy to:
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Facsimile: (212) 455-2502
Attention: Joseph H. Kaufman
     if to the Company, to:
Greenfield Online, Inc.
21 River Road
Wilton, CT 06897
Facsimile: (203) 846-5802
Attention:  CEO
with a copy to: General Counsel (Facsimile: (203) 286-1306)

     with a copy to:
Kirkpatrick & Lockhart Preston Gates Ellis LLP
925 Fourth Avenue, Suite 2900
Seattle, Washington 98104-1158
Facsimile: (206) 623-7022
Attention: Gary J. Kocher
          Section 8.03 Definitions. For purposes of this Agreement:
               (a) an “Affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person. For purposes hereof, “control” means the possession directly or indirectly, of the power to direct or cause the direction of the management or policies of a person by virtue of ownership of voting securities, by contract or otherwise;
               (b) “Business Day” shall mean any day other than a Saturday, Sunday or a day on which the banks in New York, New York are authorized by Law or executive order to be closed;
               (c) “Guarantor” means Quadrangle Capital Partners II LP;
               (d) “Knowledge” (i) of the Company means, with respect to any matter in question, the actual knowledge (after making reasonable inquiry) of the individuals listed on Section 8.03(d)(i) of the Company Disclosure Schedule, and (ii) of Parent means, with respect to any matter in question, the actual knowledge (after making reasonable inquiry) of the individuals listed on Section 8.03(d)(ii) of the Company Disclosure Schedule;
               (e) “Material Adverse Change” or “Material Adverse Effect” means any fact, circumstance, change, occurrence or effect that, individually or in the aggregate with all other facts, circumstances, changes, occurrences or effects, (1) is or would reasonably be expected to be materially adverse to the business, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole, or (2) that prevents or materially delays or materially impairs, or would reasonably be expected to prevent or materially delay or materially impair, the ability of the Company to consummate the Merger, except for any such facts, circumstances, changes, occurrences or effects arising out of or relating to (i) the announcement or the existence of this Agreement and the transactions contemplated hereby or actions by Parent, Sub or the Company required to be taken pursuant to this Agreement, (ii) changes in general economic or political conditions or the financial, credit or securities markets (so long as the Company or its Subsidiaries are not disproportionately affected thereby), (iii) changes in applicable laws, rules, regulations or orders of any Governmental Entity or interpretations thereof by any Governmental Entity or changes in accounting rules or principles (so long as the Company or its Subsidiaries are not disproportionately affected thereby), (iv) changes affecting generally the industries in which the Company or its Subsidiaries conduct business (so long as the Company or its Subsidiaries are not disproportionately affected thereby); or (v) any outbreak or escalation of hostilities or war or any act of terrorism (so long as the Company or its Subsidiaries are not disproportionately affected thereby);

               (f) “Parent Material Adverse Change” or “Parent Material Adverse Effect” means any fact, circumstance, change, occurrence or effect that, individually or in the aggregate, prevents or materially delays or materially impairs, or would reasonably be expected to prevent or materially delay or materially impair, the consummation of the Merger or the other transactions contemplated by this Agreement (other than the inability of the Parent to obtain the Financing);
               (g) “Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity; and
               (h) a “Subsidiary” of any Person means another Person, an amount of the voting securities, other voting rights or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person.
          Section 8.04 Interpretation. When a reference is made in this Agreement to an Article, a Section or Schedule, such reference shall be to an Article of, a Section of, or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to “this Agreement” shall include the Company Disclosure Schedule. The inclusion of any item in the Company Disclosure Schedule shall not be deemed to be an admission or evidence of materiality of such item, nor shall it establish any standard of materiality for any purpose whatsoever. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Contract, instrument or Law defined or referred to herein or in any Contract or instrument that is referred to herein means such Contract, instrument or Law as from time to time amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Laws) by succession of comparable successor Laws and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. The parties have participated jointly in the negotiation and drafting of this Agreement; consequently, in the event of an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
          Section 8.05 Consents and Approvals. For any matter under this Agreement requiring the consent or approval of any party to be valid and binding on the parties hereto, such consent or approval must be in writing.

          Section 8.06 Counterparts. This Agreement may be executed in counterparts (including by facsimile), all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by all of the parties and delivered to the other parties.
          Section 8.07 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the Schedules) and the Confidentiality Agreement, the Guarantee and any agreements entered into contemporaneously herewith (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and the Confidentiality Agreement. Except for (A) following the Effective Time, (i) the rights of the Company’s stockholders to receive the Merger Consideration in accordance with Section 2.01(c) and (ii) the right of holders of Company Stock Options to receive the Option Settlement Amount in accordance with Section 2.03(a) and (B) the provisions of Sections 5.04 and 5.05 hereof, this Agreement (including the Schedules) is not intended to and do not confer upon any person other than the parties hereto any legal or equitable rights or remedies.
          Section 8.08 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.
          Section 8.09 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, and any assignment without such consent shall be null and void; provided, however, that Parent and Sub may assign any of its rights, interest and obligations under this Agreement to Parent or any of its Affiliates without the consent of the other parties to this Agreement, but no such assignment shall relieve the assigning party of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.
          Section 8.10 Enforcement; Consent to Jurisdiction. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement to be performed by the Company or any of its Subsidiaries were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that prior to the valid and effective termination of this Agreement in accordance with Section 7.01 Parent and Sub shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the U.S. Federal District Court has exclusive jurisdiction over a particular matter, any federal court within the District of Delaware). The parties acknowledge and agree that neither the Company nor any of its Subsidiaries shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement and their sole and exclusive remedy with respect to any such breach shall be the monetary damages set forth in Section 5.05(d). Each of the parties hereto (a) irrevocably consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware or any federal court within the District of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware or any federal court within the District of Delaware. Any judgment from any such court described above may, however, be enforced by any party in any other court in any other jurisdiction. Each party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in this Section 8.10 in any such action or proceeding by mailing copies thereof by registered United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 8.02 of this Agreement. However, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method.
          Section 8.11 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the extent possible.
          Section 8.12 No Recourse. Subject to Section 8.07, this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto, or against the Guarantor under and to the extent set forth in the Guarantee, and no past, present or future Affiliate, director, officer, employee, incorporator, member, manager, partner, shareholder, agent, attorney or representative of any party hereto (other than the Guarantor (to the extent set forth in the Guarantee)) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.
          Section 8.13 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement and Plan of Merger to be signed by its respective officers hereunto duly authorized, all as of the date first written above.

QGF ACQUISITION COMPANY INC.

By:

Name:
Title:

QGF MERGER SUB INC.

By:

Name:
Title:

GREENFIELD ONLINE, INC.

By:

Name:
Title:

ANNEX I
TO THE MERGER AGREEMENT
INDEX OF DEFINED TERMS

Page
Acceptable Confidentiality Agreement	35
Affiliate	56
Affiliate Transaction	26
Aggregate Option Settlement Amount	7
Agreement	1
Antitrust Division	41
Antitrust Filings	41
Benefit Plans	20
Book-Entry Shares	4
Business Day	56
Cancelled Shares	3
Capitalization Date	10
CEO Option	7
Certificate of Merger	2
Certificates	4
Change in Recommendation	37
Closing	1
Closing Date	2
Code	6
Company	1
Company Board Recommendation	11
Company Bylaws	9
Company Certificate	9
Company Common Stock	1
Company Disclosure Schedule	8
Company Employees	47
Company Material Contract	18
Company Preferred Stock	10
Company SEC Documents	12
Company Stock Option	7
Company Stock Plans	7
Company Stock-Based Awards	10
Company Termination Fee	45
Confidentiality Agreement	40
Contract	11
Debt Commitment Letters	28
Debt Financing	28
Deutsche Bank	26
Deutsche Bank Fairness Opinion	26
DGCL	1
Dissenting Share	6
Dissenting Stockholder	6
Effective Time	2
Employees	20
Environmental Laws	19
Equity Commitment Letter	28
Equity Financing	28
ERISA	20
ERISA Affiliates	21
ESPP	7
Exchange Act	12
Exchange Fund	4
Excluded Party	36
Expenses	45
Filed Company SEC Documents	8
Financing	28
Financing Agreements	48
Financing Commitments	28
FTC	41
GAAP	13
Governmental Entity	12
Guarantee	1
Guarantor	56
Hazardous Materials	19
HSR Act	12
HSR Filing	41
Incentive Plan	10
Intellectual Property Rights	15
IRS	20
Key Persons	33
Knowledge	56
Law	12
Leased Real Property	25
Leases	25
Legal Provisions	19
Liens	9
Material Adverse Change	56
Material Adverse Effect	56
Material Contract	18
Merger	1
Merger Consideration	1
Most Recent Balance Sheet	13
MOU	16
New Financing Commitments	48

I-1

Page
New Plans	47
No-Shop Period Start Time	34
Notice Period	38
Offering Materials	50
Option Plan	10
Option Settlement Amount	7
Order	12
Outside Date	52
Parent	1
Parent Material Adverse Change	57
Parent Material Adverse Effect	57
Parent Termination Fee	45
Paying Agent	4
Permits	19
Person	57
Proxy Statement	12
Release	20
Remaining Shares	4
Representative	27
SEC	12
Securities Act	13
SFAS 87	21
Solvent	29
SOX	13
Stockholder Approval	25
Stockholders’ Meeting	39
Sub	1
Subsidiary	57
Superior Proposal	35
Surviving Corporation	1
Takeover Proposal	35
tax	24
tax return	25
taxing authority	25

I-2

ANNEX II
TO THE MERGER AGREEMENT
CONSOLIDATED EBITDA
Consolidated EBITDA of the Company and its Subsidiaries, for any applicable period, shall mean the consolidated net income of the Company and its Subsidiaries determined in accordance with GAAP for such period and all calculations shall be conducted in accordance with the Company’s accounting policies and procedures as disclosed in its Quarterly Report on Form 10Q filed with the SEC on May 9, 2008, subject to the following adjustments:
1.	Increased with respect to the following (without duplication), in each case to the extent deducted (and not added back) in calculating consolidated net income of the Company and its Subsidiaries for such period:
a.	An amount equivalent to $3,200,000 per annum;

b.	Start-up costs related to Ciao USA, litigation and settlement expenses in connection with the case entitled Plumbers and Pipefitters Local Union No. 630 Pension Annuity Trust Fund, Individually and On Behalf of All Others Similarly Situated vs. Greenfield Online Inc., Dean A. Wiltse, and Robert E. Bies commenced with the United States District Court for the District of Connecticut (New Haven) and identified as case number 3:07-cv-01118-VL (which shall include, but shall not be limited to expenses related to the Audit Committee investigation and the development and implementation of the Company’s Remediation Plan related thereto), and non-cash losses in respect of marketable securities, in each case in the amounts certified by the Chief Financial Officer of the Company;

c.	Tax expense based on net income or profits, as well as franchise or similar taxes, including but not limited to foreign withholding taxes, in each case of the Company and its Subsidiaries for such period;

d.	Consolidated interest expense (defined as taking into account non-cash gains and losses resulting in such period for hedging obligations and the application of Statement of Financial Accounting Standards #133) of the Company and its Subsidiaries for such period, to the extent decreasing consolidated net income of the Company and its Subsidiaries for such period;

e.	Consolidated depreciation and amortization expense of the Company and its Subsidiaries for such period;

f.	Expenses of the Company and its Subsidiaries incurred during such period in connection with the Merger, the Merger Agreement and ancillary documents and the Financing Agreements;

g.	Any non-cash write-offs, write-downs or other noncash charges for such period reducing consolidated net income of the Company and its Subsidiaries, including accounting adjustments related to the transactions contemplated by the Merger Agreement, including but not limited to the write-off of deferred revenues, but excluding charges that represent accruals or reserves for cash expenditures for future periods;

h.	Any non-cash charges incurred by the Company and its Subsidiaries for such period pursuant to any management equity plan or stock option plan;

i.	Unusual or non-recurring losses, expenses or charges, restructuring charges, business optimization expenses, and severance or reserves incurred by the

Company and its Subsidiaries for such period, as certified by the Chief Financial Officer of the Company;

j.	Expenses incurred by the Company and its Subsidiaries for such period with respect to liability events, casualty events or business interruption, to the extent covered by insurance and actually reimbursed to the Company and its Subsidiaries;

k.	Any costs or expense related to the defense or settlement of any litigation with respect to the Merger that are incurred by the Company and its Subsidiaries for such period, in an aggregate amount not to exceed $1,000,000, as certified by the Chief Financial Officer of the Company;

l.	Non-cash extraordinary or non-cash non-recurring losses, including, without limitation non-cash non-recurring losses from dispositions outside of the ordinary course of business of the Company and its Subsidiaries during such period;

m.	Any net non-cash loss of the Company and its Subsidiaries resulting from foreign exchange hedging and translation transactions; and

n.	Expenses of the Company and its Subsidiaries in connection with the restructuring of Ciao GmbH and Ciao Surveys GmbH to become first tier subsidiaries of the German borrower under the Financing Agreements.
2.	Decreased with respect to the following (without duplication), in each case to the extent included (and not deducted) in calculating consolidated net income of the Company and its Subsidiaries for such period:
a.	The sum of (i) non-cash extraordinary or non-cash non-recurring income or gains of the Company and its Subsidiaries for such period, including, without limitation, non-recurring non-cash gains from dispositions outside of the ordinary course of business, but excluding non-cash gains and losses that represent a reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period (other than such cash charges that have been added back to consolidated net income in calculating EBITDA) plus (ii) any cash extraordinary or cash non-recurring income or gains of the Company and its Subsidiaries for such period, including, without limitation, non-recurring cash gains from dispositions outside of the ordinary course of business, to the extent that such amount exceeds the amount of cash extraordinary or cash non-recurring losses of the Company and its Subsidiaries for such period, including, without limitation cash non-recurring losses from dispositions outside of the ordinary course of business of the Company and its Subsidiaries for such period;

b.	Consolidated interest income (defined as taking into account non-cash gains resulting in such period from hedging obligations and the application of Statement of Financial Accounting Standards #133) of the Company and its Subsidiaries for such period, to the extent increasing consolidated net income of the Company and its Subsidiaries for such period;

c.	Any net non-cash gain of the Company and its Subsidiaries resulting from foreign exchange hedging and translation transactions;

d.	Any tax refunds, net operating losses or other net tax benefits of the Company and its Subsidiaries received during such period on account of any such prior period,

provided that these adjustments increased consolidated net income for such period; and

e.	Any non-cash gain in respect of marketable securities as certified by the Chief Financial Officer of the Company.